As filed with the Securities and Exchange Commission on August 2, 2011
Registration No. 333-175761

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
(Amendment No. 1)
Registration Statement under the Securities Act of 1933

CROSS BORDER RESOURCES, INC.
(Exact name of registrant as specified in its charter)

NEVADA	1311	98-0555508
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code number)	Identification No.)

22610 US Highway 281 N., Suite 218
San Antonio, TX 78258
(210) 226-6700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Everett Willard Gray II
22610 US Highway 281 N., Suite 218
San Antonio, TX 78258
(210) 226-6700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:
Williams & Anderson PLC
111 Center St., Twenty-Second Floor
Little Rock, Arkansas 72201

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	7,209,375 shares	$1.97	$14,202,469	$1,649

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended, the number of shares of common stock registered hereby includes such indeterminate number of additional shares of common stock as may become issuable as a result of stock splits, stock dividends or similar transactions.

(2)
Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average high and low prices of the common stock on July 19, 2011, as reported on the OTCQX.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

7,209,375 Shares of Common Stock
Cross Border Resources, Inc.

This prospectus relates to the resale by selling stockholders identified in the section entitled “Selling Stockholders” on page 36 of up to an aggregate of 7,209,375 shares of common stock of Cross Border Resources, Inc.  Of the 7,209,375 shares being registered, 3,606,250 shares are outstanding, and 3,603,125 shares are issuable upon exercise of outstanding warrants.

We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus. We may receive proceeds from the exercise of the warrants whose underlying shares of common stock are covered by this prospectus.  However, the shareholders are not required to exercise their warrants, and under the terms of the warrants, cashless exercise is permitted in certain circumstances.  We may not receive any proceeds if the warrants are not exercised or are exercised on a cashless basis.  If all of the shares underlying the warrants are exercised for cash, we would receive aggregate gross proceeds of $8,115,625.00.

The selling stockholders may offer and sell any of the shares of common stock from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section entitled “Plan of Distribution” on page 40 of this prospectus.

You should consider carefully the risks that we have described in the section entitled “Risk Factors” beginning on page 2 before deciding whether to invest in our common stock.

Our common stock is quoted on OTCQX and trades under the symbol XBOR.  On July 19, 2011, the closing sale price of our common stock was $2.00 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated __________________, 2011.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1

RISK FACTORS	2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	8

USE OF PROCEEDS	8

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	8

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	9

CRITICAL ACCOUNTING POLICIES	16

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	18

DESCRIPTION OF BUSINESS	18

PROPERTIES AND OPERATIONS	23

MANAGEMENT	26

BOARD COMMITTEES	28

EXECUTIVE COMPENSATION	29

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	34

RELATED PARTY TRANSACTIONS	36

SELLING STOCKHOLDERS	36

DESCRIPTION OF SECURITIES	38

PLAN OF DISTRIBUTION	40

LEGAL MATTERS	42

EXPERTS	42

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	42

WHERE YOU CAN FIND MORE INFORMATION	42

UNAUDITED FINANCIAL STATEMENTS FOR THE QUARTER ENDED MARCH 31, 2011	F-1

AUDITED FINANCIAL STATEMENTS FOR YEARS ENDED DECEMBER 31, 2010 AND 2009	F-15

PROSPECTUS SUMMARY

This summary highlights selected information more fully described elsewhere in this prospectus. You should read the following summary together with the entire prospectus, including the more detailed information regarding us and the common stock being sold in this offering, and our financial statements and notes thereto appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors” beginning on page 2 before deciding to invest in our common stock. Unless otherwise stated or the context requires otherwise, references in this prospectus to “we,” “our,” “us” or the “Company” refer to Cross Border Resources, Inc. and its subsidiaries.

Overview of the Company

Cross Border Resources, Inc. is an oil and gas exploration company with its headquarters in San Antonio, Texas, resulting from the business combination of Doral Energy Corp (“Doral”) and Pure Gas Partners II, L.P. (“Pure L.P.”), effective January 3, 2011.  The business combination of Doral and Pure L.P. was completed by the transfer of all of Pure L.P.’s oil and gas assets and liabilities to its wholly owned subsidiary, Pure Energy Group, Inc. (“Pure Sub”), and the subsequent merger (the “Pure Merger”) of Pure Sub with a wholly owned subsidiary of Doral incorporated for the purpose of completing the Pure Merger.

The Company currently owns over 800,000 gross (approximately 300,000 net) mineral and lease acres within the state of New Mexico. Over 31,000 of these net acres exist within the Permian Basin. Unlike many exploration and production organizations, 99% of our acreage consists of either owned mineral rights or leases held by production.

Current development of the Company’s acreage is focused on our prospective Bone Spring acreage located in the heart of the 1st and 2nd Bone Spring play. This play encompasses approximately 4,390 square miles across both New Mexico and Texas. The Company currently owns varying, non-operated working interest in both Eddy and Lea counties, New Mexico, in conjunction with our working interest partners who include Cimarex, Apache, and Mewbourne, all of whom having significant footprints within this play.

Additional development is currently underway on our Abo, Yeso, and San Andres acreage with our other working interest partners, Concho Resources and Cimarex. The Company currently has drilling inventory across these formations with varying non-operated working interests ranging from 3% to 90%.

The Company’s principal executive offices are located at 22610 US Highway 281 N., Suite 218, San Antonio, TX 78258, and our telephone number is (210) 226-6700. Our website address is http://www.xbres.com. The information on, or that can be accessed through, our website is not part of this prospectus.

The Offering

Common stock offered by the selling stockholders	Up to 7,209,375 shares of our common stock issued or issuable upon the exercise of outstanding warrants.

Use of Proceeds
Selling stockholders will receive the proceeds from the sale of common stock covered by this prospectus. We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus.  We will receive proceeds from any cash exercise of the warrants whose underlying shares of common stock are covered by this prospectus.  We intend to use proceeds from the cash exercise of the warrants, if any, for general working capital.

As of June 30, 2011, we had 16,151,946 shares of common stock outstanding, warrants outstanding to purchase an aggregate of 3,603,125 shares of common stock, and options to directors, officers and employees outstanding to purchase an aggregate of 1,352,500 shares of common stock.

RISK FACTORS

Our business faces many risks. We believe the risks described below are the material risks facing the Company. However, the risks described below may not be the only risks we face. Additional unknown risks or risks that we currently consider immaterial may also impair our business operations. If any of the events or circumstances described below actually occur, our business, financial condition or results of operations could suffer, and the trading price of our shares of common stock could decline significantly. Investors should consider the specific risk factors discussed below, together with the “Cautionary Note Regarding Forward-Looking Information” and the other information contained in this registration statement and the other documents that we file from time to time with the Securities and Exchange Commission.

The following are some of the important factors that could affect our financial performance or could cause actual results to differ materially from estimates contained in our forward-looking statements. We may encounter risks in addition to those described below. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, may also impair or adversely affect our business, financial condition or results of operation.

Risks Relating to Our Business

We have an operating deficit.

Currently, our operations are not profitable.  Doral Energy Corp. (prior to the merger) incurred losses since inception.  We may never be able to achieve profitability.

We have recently merged operations and therefore have a short combined operating history and no combined audited financial statements.

On January 3, 2011, the Company effected a business combination with Pure L.P.  Pure L.P. appointed three new directors, and the Company hired new officers.  Because of this recent merger, the Company has a very short operating history for the combined operations.  Furthermore, Doral’s fiscal year ended on July 31, 2010, and Pure L.P.’s fiscal year ended on December 31, 2010; therefore the Company does not have consolidated audited financial statements for the newly-combined entity.

The loss of our key persons, or our failure to attract and retain additional personnel could adversely affect our business.

Because we are a small company, our success depends greatly upon the efforts, abilities, and decision-making of our executive officers.  The loss of any of these persons would have an adverse effect on our business prospects. We do not currently maintain "key-man" life insurance.  In the event that we should lose our officers and we are unable to find suitable replacements, we may not be able to maintain or develop our business, in which case investors might lose all of their investment.

If we issue additional shares of common stock in the future, this may result in dilution to our existing stockholders.

Our articles of incorporation, as amended, authorize the issuance of 36,363,637 shares of common stock. Our board of directors has the authority to issue additional shares of common stock up to the authorized capital stated in the articles of incorporation. We contemplate that our board of directors may authorize the issuance of some or all of such shares to provide the Company with additional capital or as compensation for consultants and independent contractors providing services to the Company. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of our common stock. It will also cause a reduction in the proportionate ownership and voting power of all other stockholders.

We have never paid dividends and do not intend to pay any in the foreseeable future, which may delay or prevent recovery of your investment.

We have never paid any cash dividends and currently do not intend to pay any dividends in the foreseeable future. If we do not pay dividends, this may delay or prevent recovery of your investment. To the extent that we require additional funding currently not provided for in our financing plan, it is possible that our funding sources might prohibit the payment of dividends.

Risks Relating to Our Industry

Our future performance depends upon our ability to obtain capital to find or acquire additional oil and natural gas reserves that are economically recoverable.

Unless we successfully replace the reserves that are reduced by production, our reserves will decline, resulting eventually in a decrease in oil and natural gas production and lower revenues and cash flows from operations. The business of exploring for, developing or acquiring reserves is capital intensive. Our ability to make the necessary capital investment to maintain or expand our oil and natural gas reserves is limited by our relatively small size. Further, we may commence drilling operations on our properties and any other properties that we acquire in an effort to increase production, which would require more capital than we have available from cash flow from operations or our existing debt facilities. In such case, we would be required to seek additional sources of financing or limit our participation in additional drilling operations. In addition, our drilling activities are subject to numerous risks, including the risk that no commercially productive oil or gas reserves will be discovered.

The successful implementation of our business plan is subject to risks inherent in the oil and gas business, which if not adequately managed, could result in additional losses.

Our oil and gas operations will be subject to the economic risks typically associated with exploitation and development activities, including the necessity of making significant expenditures to locate and acquire properties and to drill development wells. In addition, the availability of drilling rigs and the cost and timing of drilling, completing and, if warranted, operating wells is often uncertain. In conducting exploitation and development activities, the presence of unanticipated formation pressure or irregularities in formations, miscalculations or accidents may cause our exploitation, development and production activities to be unsuccessful. This could result in a total loss of our investment in a particular well. If exploitation and development efforts are unsuccessful in establishing proved reserves and development activities cease, the amounts accumulated as unproved costs will be charged against earnings as impairments.

In addition, the availability of a ready market for our oil and gas production depends on a number of factors, including the demand for and supply of oil and gas and the proximity of reserves to pipelines and other facilities. Our ability to market such production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities, in most cases owned and operated by third parties.  Failure to obtain such services on acceptable terms could materially harm our proposed oil and gas business.  We may be required to shut in wells for lack of a market or because of inadequacy or unavailability of pipelines or gathering system capacity.  If that occurs, we would be unable to realize revenue from those wells until arrangements are made to deliver such production to market.

Our future performance is dependent upon our ability to identify, acquire and develop oil and gas properties, the failure of which could result in under use of capital and losses.

The future performance of our oil and gas business will depend upon an ability to identify, acquire and develop oil and gas reserves that are economically recoverable. Success will depend upon the ability to acquire working and net revenue interests in properties upon which oil and gas reserves are ultimately discovered in commercial quantities, and the ability to develop prospects that contain proven oil and gas reserves to the point of production. Without successful acquisition, exploitation, and development activities, we will not be able to develop oil and gas reserves or generate revenues. There are no assurances oil and gas reserves will be identified or acquired on acceptable terms, or that oil and gas deposits will be discovered in sufficient quantities to enable us to recover our exploitation and development costs or sustain our business.

The successful acquisition and development of oil and gas properties requires an assessment of recoverable reserves, future oil and gas prices and operating costs, potential environmental risks, and other factors. Such assessments are inexact and uncertain. In addition, no assurances can be given that our exploitation and development activities will result in the discovery of any reserves. Operations may be curtailed, delayed or canceled as a result of lack of adequate capital and other factors, such as lack of availability of rigs and other equipment, title problems, weather, compliance with governmental regulations or price controls, mechanical difficulties, unusual or unexpected formation pressures, and other work interruptions. In addition, the costs of exploitation and development may materially exceed our initial estimates.

The oil and gas exploration and production industry historically is a cyclical industry and market fluctuations in the prices of oil and gas could adversely affect our business.

Prices for oil and gas tend to fluctuate significantly in response to factors beyond our control. These factors include, but are not limited to:

(a)	weather conditions in the United States and elsewhere;

(b)	economic conditions, including demand for petroleum-based products, in the United States and elsewhere;

(c)	actions by OPEC, the Organization of Petroleum Exporting Countries;

(d)	political instability in the Middle East and other major oil and gas producing regions;

(e)	governmental regulations, both domestic and foreign;

(f)	domestic and foreign tax policy;

(g)	the pace adopted by foreign governments for the exploration, development, and production of their national reserves;

(h)	the price of foreign imports of oil and gas;

(i)	the cost of exploring for, producing and delivering oil and gas; the discovery rate of new oil and gas reserves;

(j)	the rate of decline of existing and new oil and gas reserves;

(k)	available pipeline and other oil and gas transportation capacity;

(l)	the ability of oil and gas companies to raise capital;

(m)	the overall supply and demand for oil and gas; and

(n)	the availability of alternate fuel sources.

Changes in commodity prices may significantly affect our capital resources, liquidity and expected operating results. Price changes will directly affect revenues and can indirectly impact expected production by changing the amount of funds available to reinvest in exploration and development activities. Reductions in oil and gas prices not only reduce revenues and profits, but also could reduce the quantities of reserves that are commercially recoverable. Significant declines in prices could result in non-cash charges to earnings due to impairment. Changes in commodity prices may also significantly affect our ability to estimate the value of producing properties for acquisition and divestiture and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on the value of the properties. Price volatility also makes it difficult to budget for and project the return on acquisitions and the development and exploitation of projects. Commodity prices are expected to continue to fluctuate significantly in the future.

Hedging transactions may limit potential gains on increases to oil and gas prices.

From time to time, the Company may enter into hedging transactions. If we do enter into hedging transactions, they will likely be for a portion of our expected production for the purpose of reducing the risk of fluctuations in oil and gas prices. Although these hedging transactions would be expected to provide us with some protection in the event of a decrease in oil and gas prices, they may limit our potential gains in the event that oil and gas prices increase. Although we are currently engaged in hedging arrangements, if we choose not to engage in hedging arrangements in the future, we may be more adversely affected by changes in oil and natural gas prices than our competitors who engage in hedging arrangements.

We may encounter difficulty in obtaining equipment and services.

Higher oil and natural gas prices and increased oil and natural gas drilling activity generally stimulate increased demand and result in increased prices and unavailability for drilling rigs, crews, associated supplies, equipment and services. While we have recently been successful in acquiring or contracting for services, we could experience difficulty obtaining drilling rigs, crews, associated supplies, equipment and services in the future. These shortages could also result in increased costs or delays in timing of anticipated development or cause interests in oil and natural gas leases to lapse. We cannot be certain that we will be able to implement our drilling plans or at costs that will be as estimated or acceptable to us.

Our ability to produce oil and gas from our oil and gas assets may be adversely affected by a number of factors outside of our control.

The business of exploring for and producing oil and gas involves a substantial risk of investment loss. Drilling oil and gas wells involves the risk that the wells may be unproductive or that, although productive, the wells may not produce oil or gas in economic quantities. Other hazards, such as unusual or unexpected geological formation pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic if excessive water or other deleterious substances are encountered that impair or prevent the production of oil or gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances. There can be no assurance that oil and gas will be produced from the properties in which we have interests. In addition, the marketability of oil and gas that may be acquired or discovered may be influenced by numerous factors beyond our control. These factors include the proximity and capacity of oil and gas, gathering systems, pipelines and processing equipment, market fluctuations in oil and natural gas prices, taxes, royalties, land lease tenure, allowable production volumes, and environmental protection regulations.

If we are unable to maintain our working interests in leases, our business will be adversely affected.

Our oil and gas assets are held under oil and gas leases. A failure to meet the specific requirements of each lease may cause that lease to terminate or expire. There are no assurances the obligations required to maintain those leases will be met and that we will be able to meet the rental obligations under federal, state and private oil and gas leases. If we are unable to make rental payments and satisfy any other conditions on a timely basis, we may lose our rights in the properties that we may acquire.

Title deficiencies could render our leases worthless.

The existence of a material title deficiency can render a lease worthless and can result in a large expense to our business. In acquiring oil and gas leases or undivided interests in oil and gas leases, we may forgo the expense of retaining lawyers to examine the title to the oil or gas interest to be placed under lease or already placed under lease. Instead, we may rely upon the judgment of oil and gas landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease specific oil or gas interest. This is customary practice in the oil and gas industry. As a result, we may be unaware of deficiencies in the marketability of the title to the lease.  Such deficiencies could render the lease worthless.

If we fail to maintain adequate operating insurance, our business could be materially and adversely affected.  The liability insurance we maintain may not be adequate to cover losses our business may incur.

Our oil and gas operations are subject to risks inherent in the oil and gas industry, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution, earthquakes and other environmental risks. These risks could result in substantial losses due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage, and suspension of operations. We could be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have a material adverse effect on our financial condition and results of operations. Any prospective drilling contractor or operator which we hire will be required to maintain insurance of various types to cover its operations with policy limits and retention liability customary in the industry. We maintain well control, re-drill, environmental cleanup, and liability insurance on all of our field production and future drilling operations. However, the occurrence of a significant adverse event on such prospects that would happen to be not fully covered by insurance could result in the loss of all or part of our investment in a particular prospect, which could have a material adverse effect on our financial condition and results of operations.

Complying with environmental and other government regulations could be costly and could negatively impact prospective production.

The oil and gas business is governed by numerous laws and regulations at various levels of government. These laws and regulations govern the operation and maintenance of our facilities, the discharge of materials into the environment and other environmental protection issues. Such laws and regulations may, among other potential consequences, require that we acquire permits before commencing drilling and restrict the substances that can be released into the environment with drilling and production activities. Under these laws and regulations, we could be liable for personal injury, clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. Prior to commencement of drilling operations, we may secure limited insurance coverage for sudden and accidental environmental damages as well as environmental damage that occurs over time. However, we do not believe that insurance coverage for the full potential liability of environmental damages is available at a reasonable cost. Accordingly, we could be liable, or could be required to cease production on properties, if environmental damage occurs.

The costs of complying with environmental laws and regulations in the future may harm our business. Furthermore, future changes in environmental laws and regulations could occur, resulting in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, any of which could have a material adverse effect on our financial condition or results of operations.

The oil and gas industry is highly competitive, and we may not have sufficient resources to compete effectively.

The oil and gas industry is highly competitive. We will be competing with oil and natural gas companies and other individual producers and operators, many of which have longer operating histories and substantially greater financial and other resources than we have, as well as companies in other industries supplying energy, fuel and other needs to consumers. Larger competitors, by reason of their size and relative financial strength, can more easily access capital markets than we can and may enjoy a competitive advantage in the recruitment of qualified personnel. They may be able to absorb the burden of any changes in laws and regulation in the jurisdictions in which we do business and handle longer periods of reduced prices for oil and gas more easily than we can. Competitors may be able to pay more for oil and gas leases and properties and may be able to define, evaluate, bid for and purchase a greater number of leases and properties than we can. Further, these companies may enjoy technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to acquire oil and gas properties will depend upon its ability to conduct efficient operations, evaluate and select suitable properties, implement advanced technologies and consummate transactions in a highly competitive environment.

Risks Relating to Our Stock

The trading price of our common stock may be volatile, with the result that an investor may not be able to sell any shares acquired at a price equal to or greater than the price paid by the investor.

Our common stock is quoted on the OTCQX under the symbol “XBOR.” Companies quoted on the in the OTC market have traditionally experienced extreme price and trading volume fluctuations.  We have experienced price and volume fluctuations.  In addition, our stock price may be adversely affected by factors that are unrelated or disproportionate to our operating performance.  The Company is a former shell company and the market fluctuations, as well as general economic, political and market conditions such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock. As a result of this potential price and volume volatility, an investor may have difficulty selling any of our common stock that they acquire at a price equal or greater than the price paid by the investor.

Because our stock is a penny stock, stockholders will be limited in their ability to sell their stock.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 and not listed to trade on certain national securities exchanges.

Because our securities constitute "penny stocks" within the meaning of the rules, the rules apply to us and to our securities. The rules may further affect the ability of owners of shares to sell our securities in any market that might develop for them. As long as the trading price of our common stock is less than $5.00 per share, the common stock will be subject to Rule 15g-9 under the Securities Exchange Act of 1934 (the “Exchange Act”). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that:

1.	contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

2.
contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of securities laws;

3.	contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;

4.	contains a toll-free telephone number for inquiries on disciplinary actions;

5.	defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and

6.	contains such other information and is in such form, including language, type, size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with: (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements.

These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to our management. Our management believes that these forward-looking statements are reasonable as and when made. However, you should not place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results, events and developments to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in the section entitled “Risk Factors” and elsewhere in this prospectus and those described from time to time in our reports which we file with the Securities and Exchange Commission. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus forms a part in their entireties.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sale of the shares of our common stock offered for resale by them under this prospectus. We will not receive any proceeds from the resale of shares of our common stock by the selling stockholders covered by this prospectus; however, we will receive proceeds from cash payments made in connection with the exercise of warrants held by selling stockholders that are covered by this prospectus.  We intend to use proceeds from the cash exercise of warrants, if any, for general working capital.

MARKET FOR REGISTRANT’S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

Market Information

Commencing on June 15, 2011, our shares of common stock began trading on the OTCQX U.S. Premier (“OTCQX”) under the symbol “XBOR”.  The Company traded on the OTC Bulletin Board prior to the OTCQX listing and traded under the symbol “DRLY” prior to the January 3, 2011.

The following table sets forth, for the periods indicated, the high and low bid prices for our common stock in the OTC Market (commencing January 1, 2009).  These over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Year 2009	High (1)	Low (1)
First Quarter	$34.65	$17.19
Second Quarter	33.00	28.60
Third Quarter	33.55	19.25
Fourth Quarter	25.25	8.31

Year 2010
First Quarter	10.45	1.00
Second Quarter	5.23	1.65
Third Quarter	2.48	1.10
Fourth Quarter	3.49	0.51

Year 2011
First Quarter	4.70	2.00
Second Quarter	2.30	1.10

(1) Quotations have been adjusted to give retroactive effect to the Company’s 1-for-6.25 reverse split effected January 12, 2009, 5-for-1 forward split effected September 14, 2009 and 1-for-55 reverse split effected December 27, 2010.

As of July 19, 2011, we had 16,151,946 shares of common stock issued and outstanding, and there were 139 holders of record of our common stock. The closing sales price for our common stock on July 19, 2011 was $2.00, as reported by the OTCQX.

Dividends

We have not declared any dividends on our common stock since our inception.  Pure L.P. did make distributions on a routine basis.  However, we currently intend to retain any earnings to finance the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future.  The declaration and payment of any dividends in the future by us will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements, covenants associated with certain of our debt obligations and other factors deemed relevant by our board of directors.

There are no dividend restrictions that limit our ability to pay dividends on our common stock in our Articles of Incorporation, as amended, or Bylaws. Our governing statute, Chapter 78 of the Nevada Revised Statutes (the “NRS”), does provide limitations on our ability to declare dividends. Section 78.288 of the NRS prohibits us from declaring dividends where, after giving effect to the distribution of the dividend, we would not be able to pay our debts as they become due in the usual course of business; or our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders who may have preferential rights and whose preferential rights are superior to those receiving the distribution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated and condensed financial statements and related notes appearing elsewhere in this registration statement. This discussion and analysis includes certain forward-looking statements that involve risks, uncertainties and assumptions. You should review the “Risk Factors” section of this registration statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by such forward-looking statements. See “Cautionary Note Regarding Forward-Looking Information” at the beginning of this registration statement.

Results of Operation

Years ended December 31, 2010 and 2009

Summary of Calendar Year Results (Predecessor Entity)

	Twelve Months Ended December 31,		Percentage Increase /
	2010	2009	(Decrease)
Revenue	$3,852,715	$3,440,896	12.0%
Operating Expenses	(2,784,958)	(4,053,438)	(31.3%)
Other Income (Expense)	(464,108)	(475,105)	(2.3%)
Loss Attributable to Noncontrolling Interest	--	46,557	(100%)
Net Income (Loss)	$603,649	$(1,041,090)	n/m %
n/m -- The percentage is not meaningful when going from a loss to income.

Revenues and Gains

We recognized $3,852,715 in revenues primarily from sales of oil and natural gas for the year ended December 31, 2010, compared to $3,440,896 for the year ended December 31, 2009. Also contributing to the increase was a gain on the sale of oil and gas properties during 2010 of $97,436.  The increase in revenue was due primarily to higher average sales prices during 2010 as compared to 2009.  We report our revenues on wells in which we have a working interest based on information received from operators.  The recognition of revenues in this manner is in accordance with generally accepted accounting principles.

Operating Expenses

Our operating expenses for the year ended December 31, 2010 and 2009, consisted of the following:

	Twelve Months Ended December 31,		Percentage Increase /
	2010	2009	(Decrease)
Operating Costs	$408,425	$560,647	-27.2%
Production Taxes	379,370	296,276	+28.0%
Depreciation, Depletion, and Amortization	878,705	2,246,490	-60.9%
Accretion Expense	59,269	59,269	--%
General and Administrative	1,059,189	890,756	+18.9%
Total	$2,784,958	$4,053,438	-31.3%

Depreciation, Depletion and Amortization declined approximately 61% in 2010 as compared to 2009.  This was primarily due to higher depletion during 2009 as the result of new wells coming on line that year.

We recognized $1,059,189 in general and administrative expense for the year ended December 31, 2010 compared to $890,756 for the year ended December 31, 2009.  This $168,433 increase resulted primarily from increased legal and other professional fees. Higher rent and bank charges also contributed to the increase.

Other Expenses

Interest expense declined slightly to $413,338 for the twelve months ended December 31, 2010 from $424,420 for the year ended December 31, 2009.  The decline is attributable to lower average balances outstanding on the debentures.

Three months ended March 31, 2011 and 2010

Summary of Quarter End Results

	Three Months Ended March 31,		Percentage Increase /
	2011	2010	(Decrease)
		Predecessor Entity
Revenue and Gains	$1,671,577	$1,010,733	65%
Operating Expenses	(1,742,371)	(828,108)	110%
Other Income (Expense)	(109,820)	55,826	297%
Income Tax (Expense) Benefit	25,698	-	-
Net Income (Loss)	$(154,916)	$238,451	(165%)

Revenues and Gains

We recognized $1,671,577 in revenues from sales of oil and natural gas for the three months ended March 31, 2011, compared to $1,010,733 for the three months ended March 31, 2010.  This increase in revenue is due primarily to a combination of increased production from wells added period over period and increased production brought on through the Pure Merger.  In addition, prices for the oil and natural gas sold period over period increased.  We report our revenues on wells in which we have a working interest based on information received from operators.  The recognition of revenues in this manner is in accordance with generally accepted accounting principles.

Operating Expenses

Our operating expenses for the three months ended March 31, 2011 and 2010, consisted of the following:

	Three Months Ended March 31,		Percentage Increase /
	2011	2010	(Decrease)
		Predecessor Entity
Operating Costs	$153,063	$96,249	59%
Production Taxes	105,456	85,846	23%
Depreciation, Depletion, and Amortization	584,290	402,297	45%
Accretion Expense	26,416	14,817	78%
General and Administrative	873,146	228,899	281%
Total	$1,742,371	$828,108	110%

We recognized $873,146 in general and administrative expense for the three months ended March 31, 2011 compared to $228,899 for the three months ended March 31, 2010.  This increase resulted from $30,492 of share-based compensation for the three months ended March 31, 2011, compared to $0 for the three months ended March 31, 2010.  In addition we incurred approximately $255,000 of non-recurring expenses associated with the Merger.  The remaining $360,000 in increased expenses is primarily attributable to additional general and administrative costs associated with combining operations and incremental overhead associated with being a public company.

Non-recurring Expense

As a result of the merger the Company incurred approximately $255,000 in non-recurring expenses for the quarter ended March 31, 2011. Approximately, $100,000 was incurred in additional legal, accounting and professional fees. In addition, approximately $155,000 was incurred in transaction related fees and expenses. Management does not expect similar items to occur in the future quarters.

Liquidity

Amended and Restated Credit Agreement with Texas Capital Bank

On January 31, 2011, we entered into an amended and restated credit agreement (the “Credit Agreement”) with Texas Capital Bank, N.A. (“TCB”), with a maturity date of January 31, 2014.  The Credit Agreement provides the Company with an initial borrowing base of US $4,000,000.  Provided that the trustee for the Company’s Debentures consents, the amount available under the Credit Agreement may be increased by TCB up to $25,000,000 based on the Company’s reserve reports and the value of the Company’s oil and gas properties.  If the trustee for the Debentures does not consent, the maximum allowed under the Indenture for the Debentures will be limited to $5,000,000. As of June 30, 2011, the balance of the loan with TCB is $1,000.00.  The Company has available to it $3,999,000.00 under the credit facility with TCB.

2011 Equity Financing

On May 26, 2011, the Company closed a private offering exempt from registration under the Securities Act of 1933 pursuant to Rule 506 of Regulation D promulgated thereunder.  In the offering, the Company issued an aggregate of 3,600,000 units.  Each unit was sold at $1.50 and was comprised of one share of common stock and one five-year warrant to purchase a share of common stock at an exercise price of $2.25 per share.   The warrants are exercisable beginning on November 26, 2011.  The Company agreed to use the net proceeds from the sale of the units for general business and working capital purposes and not to use such proceeds for the redemption of any common stock or common stock equivalents.

The investors in the offering received registration rights.  The Company agreed to file a registration statement covering the resale of the common stock issued and the common stock underlying the warrants issued to the Selling Stockholders within sixty days after the closing date.  If the registration statement is not declared effective by the SEC prior to the earlier of (i) five (5) Business Days after the SEC shall have informed the Company that no review of the Registration Statement will be made or that the SEC has no further comments on the Registration Statement or (ii) the 120th day after the Closing Date, then the Company will make pro rata cash payments to each Purchaser as liquidated damages in an amount equal to 1.0% of the aggregate amount invested by such Purchaser for each 30-day period or pro rata for any portion thereof following the date by which such Registration Statement should have been effective.  If at the time of exercise of the warrants there is no effective registration statement covering the resale of the shares underlying the warrant, then the Selling Stockholder has the right at such time to exercise warrants in full or in part on a cashless basis.

In addition to registration rights, the Selling Stockholders were offered a right of first refusal to participate in future offerings of common stock if the principal purpose of which is to raise capital.  This right of first refusal terminates upon the earlier of a sale, merger, consolidation or reorganization of the Company or the one-year anniversary of the Closing Date.

Warrant Exercise Proceeds

In connection with the equity offering closed on May 26, 2011, the Company issued warrants to purchase an aggregate of 3,600,000 shares of the Company’s common stock at a per-share price of $2.25.  The Company also has outstanding warrants to purchase 3,125 shares of the Company’s common stock at a per-share price of $5.00.

If all of these warrants are exercised for cash, the Company would receive $8,115,625.00 in aggregate proceeds.  The warrants to purchase the 3,600,000 shares are not exercisable until November 2011.  We do not expect the immediate exercise of these warrants as the exercise price currently exceeds the average closing price. Furthermore, we cannot make assurances that any of the warrants will ever be exercised for cash or at all.

Contractual Obligations

Debentures

Upon completion of the Pure Merger (as described on p. 20 under the heading “Reverse Split of Common Stock and Merger with Pure Gas Partners II, L.P.”), the Company assumed all of the debts, liabilities and obligations of Pure L.P., including the rights and obligations of Pure L.P. under the 7 ½% Debentures, Series 2005 (the “Debentures”) issued by Pure L.P. in March 2005.  The Debentures mature on March 1, 2015, with interest accruing at a rate of 7½% per annum, payable on March 1 and September 1 of each year (each a “Payment Date”). As of June 30, 2011, there was approximately $4,025,000.00 in aggregate principal owed on the Debentures.  The following is a brief summary of the material terms of the Debentures. The following description of the Debentures does not purport to be complete, and is qualified in its entirety by reference to the full text of the Indenture of Trust for the Debentures, dated as of March 1, 2005 (the “Indenture”) referenced as Exhibit 4.1 hereto. Pure L.P. continues to be a party to, and obligated under the terms of, the Debentures.

The Debentures are 7 1/2% Debentures maturing on March 1, 2015, and are each dated their date of issue. The Debentures were originally issued jointly by Pure Energy Group, Inc. and Pure L.P. at 96.608% of par value. Semi-annual interest and mandatory principal payments (the mandatory sinking fund redemptions) have been made in accordance with the mandatory sinking fund redemption payments discussed below.

The Debentures were issued under the Indenture between the Pure Energy Group, Inc., Pure L.P. and First Security Bank, Searcy, Arkansas, as the trustee ("Trustee"). The proceeds of the Debentures were used to finance (i) the final payments of Pure Energy Group, Inc. pursuant to their Second Plan of Reorganization approved by the United States Bankruptcy Court, Western District of Texas, San Antonio Division, on December 2, 2002 (the “Court Case”); (ii) to pay off the outstanding balance of their then operating line of credit; (iii) to provide working capital for the Pure Energy Group; and (iv) to fund capitalized interest on the Debentures through September 1, 2005. The Debentures are direct general obligations secured by a subordinate lien on the revenues of the Company, subject and subordinate to the superior lien in favor of Texas Capital Bank N.A.  The Debentures are not secured by a pledge of or lien upon any specific item of property, real or personal, of the Company. The Debentures are not rated.

Redemption:

The Debentures are subject to redemption at the option of the Company, in part on any Payment Date and in whole at any time, at par value.  In case of any such optional redemption, the Company shall, at least thirty (30) calendar days prior to the redemption date (unless a shorter notice shall be satisfactory to debenture trustee (the “Trustee”)), deliver a written request notifying the Trustee of such redemption date and of the principal amount of the Debentures to be redeemed.

Mandatory Sinking Fund Redemption:

The Debentures are subject to mandatory sinking fund redemption prior to maturity in part, with the Debentures to be redeemed being selected by lot by the Trustee in such manner as the Trustee may determine. The mandatory sinking fund redemption price is equal to one hundred percent (100%) of the principal amount of the Debentures to be redeemed, plus accrued interest to the date fixed for redemption, without premium, in the amounts and on the dates as follows:

Mandatory Redemption Dates	Principal Amount
09/01/2008	$195,000
03/01/2009	200,000
09/01/2009	245,000
03/01/2010	245,000
09/01/2010	300,000
03/01/2011	300,000
09/01/2011	360,000
03/01/2012	360,000
09/01/2012	470,000
03/01/2013	475,000
09/01/2013	545,000
03/01/2014	545,000
09/01/2014	630,000
03/01/2015	630,000

The Company has the option to receive credit for any previous redemptions made by it (other than a mandatory sinking fund redemption) against the mandatory sinking fund redemption amounts to be made as described above. To exercise this right, the Company must provide the Trustee with notice at least 30 days prior to the particular mandatory sinking fund redemption date.

Extraordinary Redemption

The Debentures are subject to extraordinary optional redemption (which redemption shall be mandatory in the circumstances provided below) as a whole or in part upon the occurrence of any of the following events, at a redemption price equal to the principal amount of the Debentures then outstanding to be so redeemed, plus accrued interest to the date fixed for such redemption (which date shall be the earliest practicable date in accordance with the Indenture) and without premium:

(a)
Any one of the Company’s production wells or other facilities, or any part thereof, is so demolished, destroyed or damaged that, in the commercially reasonable judgment of the Company, all or a portion of the well or facility cannot be restored or rebuilt with available funds to a profitable condition within the term of business interruption insurance covering the operations of the Company and the net proceeds resulting from such casualty are more than the lesser of $500,000 or the outstanding principal amount of all Debentures;

(b)
All or a portion of the Company’s production wells or other facilities shall have been taken under the exercise of the power of eminent domain by any governmental authority or so much of the Company’s wells or facilities is taken or is so diminished in value that the remainder thereof cannot, in the judgment of the Company, continue to be operated profitably for the purpose for which it was being used immediately prior to such taking or diminution and the proceeds resulting from such condemnation are more than the lesser of $500,000 or the outstanding principal amount of all Debentures;

(c)
On any date upon not less than ninety (90) calendar days’ prior written notice in the event of the occurrence of a “Change in Control”, unless waived by the Debenture holders of not less than seventy-five percent (75%) of the Debentures outstanding. The term "Change in Control" means the happening of any one or more of the following events:

(i)
Approval by the Company of the acquisition by any individual, entity or group, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of fifty percent (50%) or more of the then outstanding “Voting Securities” (meaning, the shares of common stock of the Company entitled to vote);

(ii)
Individuals who, as of the Effective Date, constitute the Board, cease for any reason to constitute at least a majority of the Board; provided, that, any person becoming a member of the Board subsequent to the effective date of the Indenture (the “Effective Date”) whose election, or nomination for election by the shareholders of the Company, was approved by a vote of at least a majority of the Voting Securities of the Company entitled to vote thereon (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the Board, as such term is used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) shall be, considered as though such person were a member of the incumbent Board;

(iii)
Approval by the shareholders of the Company of a reorganization, merger or consolidation of the Company, in each case, with respect to which persons who were the shareholders of the Company, immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than fifty percent (50%) of the Voting Securities or combined voting power entitled to vote generally in the election of directors, as the case may be, of the reorganized, merged or consolidated entity's then outstanding Voting Securities; or

(iv)	Approval by the shareholders of the Company of liquidation or dissolution of, or the sale, lease, exchange or other disposition of all or substantially all of the assets of, the Company.

If any of the circumstances described in subsections (a), (b) and (c) above occurs within six (6) months of the final maturity of the Debentures, all Debentures must be redeemed on the earliest practicable date at a price equal to the principal amount thereof plus interest accrued to the redemption date.  The Pure Merger did not constitute a Change of Control described above as the shareholders and limited partners of the Pure Energy Group owned more than fifty percent (50%) of the Company’s voting securities immediately after giving effect to the Pure Merger. Notice was given to the Trustee as required under the Indenture and the Company, by virtue of the Pure Merger has, assumed the rights, liabilities and obligations of Pure L.P. and Pure Sub under the Debentures.

Little Bay and Green Shoe Notes

On March 31, 2011, we refinanced certain indebtedness owed to Little Bay Consulting SA (“Little Bay”) and Green Shoe Investments Ltd. (“Green Shoe”) in the amounts of $595,423.47 and $550,935.91, respectively.  On June 3, 2011, the Company made a principal payment on each of these loans to reduce the principal balance to $396,968.83 and $367,308.97, respectively.  These loans mature on September 30, 2012, and require no periodic payments until maturity.  The Loans accrue interest at a rate of 9.99% and are unsecured.  However, each has been granted the right to convert the principal and interest owed into shares of common stock of the Company at a conversion price of $4.00 per share.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our stockholders.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States has required our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. Our significant accounting policies are disclosed in the notes to the interim financial statements for the period ended March 31, 2011 included in this Registration Statement on Form S-1.

The consolidated financial statements for the three month period ended March 31, 2011 presented with this Registration Statement on Form S-1 have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information. These financial statements do not include all information and footnote disclosures required for an annual set of financial statements prepared under United States generally accepted accounting principles. In the opinion of our management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as of March 31, 2011, and for all periods presented in the attached financial statements, have been included. Because we have recently acquired new assets and plan to continue to do so, results for prior years or the first quarter of this year are not necessarily indicative of the results that may be expected for the fiscal year as a whole.

Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and gas producing activities.  Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, to drill and equip development wells and related asset retirement costs are capitalized.  Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance.  Capitalized costs of producing oil and gas properties, after considering estimated residual salvage values, are depreciated and depleted by the unit-of-production method.

On the sale or retirement of a complete unit of a proved property, the cost, and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized.  On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually.  If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable – Production

Accounts receivable consist of amounts due from customers for oil and gas sales and are considered fully collectible by the Company as of March 31, 2011 and December 31, 2010.  The Company determines when receivables are past due based on how recently payments have been received.

Revenue Recognition

The Company recognizes oil and natural gas revenue from its interests in producing wells when oil and natural gas is produced and sold from those wells.

Property and Equipment

Property, plant, and equipment are stated at cost.  Depreciation of office furniture and equipment is provided using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS) based on estimated useful lives ranging from three to 15 years.  These methods do not materially differ from generally accepted accounting principles.  Depreciation expense was $9,479 and $7,465 for the periods ended March 31, 2011 and 2010, respectively.

Asset Retirement Obligations

The Company accounts for asset retirement obligations under the provisions of ASC 410, Asset Retirement and Environmental Obligations, which provides for an asset and liability approach to accounting for Asset Retirement Obligations (ARO).  Under this method, when legal obligations for dismantlement and abandonment costs, excluding salvage values, are incurred, a liability is recorded at fair value and the carrying amount of the related oil and gas properties is increased.  Accretion of liability is recognized each period using the interest method of allocation and the capitalized cost is depleted over the useful life of the related asset. Asset retirement obligations as of March 31, 2011 and December 31, 2010 were $1,165,503 and $508,588, respectively.

The following is a description of the changes to the Company’s asset retirement obligations for the period ended March 31, 2011 and December 31, 2010:

		Predecessor Entity
	2011	2010
		(As Restated)
Asset retirement obligations at beginning of year	$508,588	$449,319
Asset retirement obligations acquired in acquisition	630,499	—
Accretion expense	26,416	59,269
Asset retirement obligations at end of year	$1,165,503	$508,588

Income Taxes

The Company is a taxable entity for federal or state income tax purposes for which an income tax provision has been made in the accompanying financial statements.  Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Differences between the enacted tax rates and the effective tax rates are primarily the result of timing differences in the recognition of depletion and accretion expenses. These differences do not create a material variance between the enacted tax rate and the effective tax rate.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures.  Actual results could differ from those estimates and assumptions.  Significant estimates include volumes of oil and gas reserves used in calculating depletion of proved oil and natural gas properties and costs to abandon oil and gas properties.

Management believes that it is reasonably possible the following material estimates affecting the financial statements could significantly change in the coming year: (1) estimates of proved oil and gas reserves, and (2) forecast forward price curves for natural gas and crude oil. The oil and gas industry in the United States has historically experienced substantial commodity price volatility, and such volatility is expected to continue in the future. Commodity prices affect the level of reserves that are considered commercially recoverable, significantly influence the Company’s current and future expected cash flows, and impact the PV10 derivation of proved reserves.

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, receivables, payables, and debt and are accounted for under the provisions of ASC Topic 825, Financial Instruments.  The carrying amount of these financial instruments as reflected in the balance sheets, except for long-term, fixed-rate debt, approximates fair value.  The Company estimates the fair value of its long-term, fixed-rate debt generally using discounted cash flow analysis based on the Company's current borrowing rates for similar types of debt.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by FASB that are adopted by the Company as of the specified effective date.  If not discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's financial statements upon adoption.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

The merger and acquisition of Pure Sub (the subsidiary of Pure L.P. as described below in the Description of Business) has been treated as a “reverse acquisition” for financial reporting and accounting purposes. As a result, it is expected that Pure Sub will be treated as the “accounting acquirer” for financial reporting and accounting purposes.  As such, effective January 6, 2011, the Company engaged Darilek, Butler & Associates PLLC (“Darilek, Butler”), the principal independent accountants for the Pure Energy Group, as the Company’s principal independent accountants, and dismissed MaloneBailey, LLP (“MaloneBailey”) as the Company’s principal independent accountants. The engagement of Darilek, Butler and the dismissal of MaloneBailey was approved by the Company’s Board of Directors. The engagement of Darilek, Butler and the dismissal of MaloneBailey are more fully described in the Company’s Form 8-K dated January 3, 2011.

DESCRIPTION OF BUSINESS

Business Overview

Cross Border Resources, Inc. is an oil and gas exploration company resulting from the business combination of Doral and Pure L.P., effective January 3, 2011. We own over 800,000 gross (approximately 300,000 net) mineral and lease acres within the state of New Mexico. Over 31,000 of these net acres exist within the Permian Basin. Unlike most E&P organizations, 99% of our acreage consists of either owned mineral rights or leases held by production.

Current development of our acreage is focused on our prospective Bone Spring acreage located in the heart of the 1st and 2nd Bone Spring play. This play encompasses approximately 4,390 square miles across both New Mexico and Texas.  We currently own varying, non-operated working interest in both Eddy and Lea Counties, New Mexico, along with our working interest partners that include Cimarex, Apache, and Mewbourne, all having significant footprints within this play.

Additional development is currently underway on our Abo, Yeso, and San Andres acreage with our other working interest partners, Concho Resources and Cimarex.  We currently have a drilling inventory across these formations with varying non-operated working interests ranging from 3%-90%.

Our management team has worked diligently to provide the Company’s shareholders a platform to capitalize on the current Bone Spring trend and will seek additional non-operated opportunities within the Permian Basin that will produce accretive value to shareholders. Ultimately, we will seek to become the owner of non-operated working interests in the various emerging plays within the Permian Basin, in addition to participating in more conventional plays to establish a balanced oil and gas portfolio for shareholders.

Corporate History of Pure

Pure Energy Group, Inc. organized and incorporated in the State of Texas on August 18, 1999, as a startup company.  In November 1999, Pure Energy Group, Inc. entered into a purchase and sale agreement, secured by a senior note, with Manix Energy, LLC (“Manix”) pursuant to which Pure Energy Group, Inc. and Bellweather Petroleum, Inc. entered into a joint venture in which each agreed to purchase from Manix a fifty percent (50%) undivided interest in all of the New Mexico acreage and production formerly owned by Fina Oil and Gas. The purchase included 234 non-operated producing wells, 790,000 gross (297,000 net) mineral acres, and preferential rights to purchase certain Conoco Oil and Gas properties in southwest New Mexico.

In November 2001, due to losses incurred as a result of a failed attempt on a second sizeable acquisition, funded primarily through proceeds of private debt issued by insiders, and the resulting inability to meet credit obligations, Pure Energy Group, Inc. filed for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court, Western District of Texas, San Antonio Division (the “Court Case”).  On December 2, 2002, Pure Energy Group, Inc. reorganized and emerged from the Court Case following the infusion of additional capital. As part of the Court Case’s Plan of Reorganization, Pure Energy Group, Inc. paid the Manix senior secured seller note in full and received a release of all liens and encumbrances related to all properties acquired in the 1999 purchase.

In 2002, Pure Gas Partners, L.P. was formed as a Texas limited partnership to acquire all of the issued and outstanding common stock of Pure Energy Group, Inc., a Texas corporation, and to continue to acquire, develop, manage, lease and operate oil and gas properties.  In 2004, Pure L.P. was formed to be the operating subsidiary of Pure Gas Partners, L.P.  Pure Gas Partners, L.P. owns a 99.99% limited partnership interest and Pure Energy Group, Inc. owns a 0.01% general partnership interest in Pure L.P. (the operating subsidiary).

Corporate History of Doral Energy Corp.

Doral Energy Corp. incorporated on October 25, 2005 under the laws of the State of Nevada under the name “Language Enterprises Corp.”  On July 29, 2008, we acquired a working interest in 66 producing oil fields and approximately 186 wells (the “Eddy County Properties”) in and around Eddy County, New Mexico.  As a result of our acquisition of the Eddy County Properties, we changed our business focus to the acquisition, exploration, operation and development of oil and gas projects and we ceased being a “shell company.”  On August 4, 2008, we filed our Form 8-K that included the information that would be required if we were filing a general form for registration of securities on Form 10 as a smaller reporting company.

On January 12, 2009, we completed a 6.25-for-1 reverse split of our common stock, decreasing our authorized share capital from 2,500,000,000 shares of common stock, par value $0.001 per share, to 400,000,000 shares of common stock, par value $0.001 per share. On September 14, 2009, we completed a 5-for-1 forward split of our common stock, increasing our authorized capital to 2,000,000,000 shares of common stock, par value $0.001 per share. Shareholder approval of the above actions was not required under Nevada law.

In June 2010, we closed a contract with Alamo Resources LLC to sell our domestic oil and gas properties located in Eddy County, New Mexico (the “Hanson Properties”) and fixed assets, except for fixed assets located in our corporate office in Midland Texas.  Also in June 2010, the Company completed the acquisition of 6,800 acres of operated producing oil and gas assets (the “Stearns Properties”) located in Chavez County and Roosevelt County, New Mexico. The Stearns Properties consists of 15 leases then producing approximately 54 BOPD (8/8ths), with working interests ranging from 37.9% to 100%, with associated net revenue interests ranging from 32.3% to 87.5%.

2010 Reverse Split of Common Stock and Merger with Pure Gas Partners II, L.P.

Effective December 27, 2010, the Company completed a 1-for-55 reverse split of its common stock in accordance with Article 78.207 of the Nevada Revised Statutes (the “Reverse Split”). The Reverse Split resulted in a decrease in the Company’s authorized share capital from 2,000,000,000 shares of common stock, par value $0.001 per share, to 36,363,637 shares of common stock, par value, $0.001 per share, with a corresponding decrease in the number of issued and outstanding shares of the Company’s common stock from 135,933,086 shares to 2,471,544 shares (after accounting for fractional share interests being rounded up to the next whole number). Completion of the Reverse Split was a condition precedent for the merger with Pure Gas Partners II, L.P. (“Pure L.P.”).

Effective January 3, 2011, we completed the acquisition of Pure Sub as contemplated pursuant to the Agreement and Plan of Merger dated December 2, 2010 (the “Pure Merger Agreement”) among the Company, Doral Acquisition Corp., the Company’s wholly owned subsidiary (“Doral Sub”), Pure L.P. and Pure Sub, a wholly owned subsidiary of Pure L.P.

Pursuant to the provisions of the Pure Merger Agreement, all of Pure L.P.’s oil and gas assets and liabilities were transferred to Pure Sub. Pure Sub was then merged with and into Doral Sub, with Doral Sub continuing as the surviving corporation (the “Pure Merger”). Upon completion of the Pure Merger, the outstanding shares of Pure Sub were converted into an aggregate of 9,981,536 shares of the Company’s common stock. As a result of the Pure Merger, Pure L.P. was issued approximately 80% of the Company’s total outstanding shares on a fully diluted basis, with the Company’s previous stockholders owning the remaining 20%.  Since the Pure Merger, Pure L.P. has distributed all of its shares of the Company to the partners of Pure L.P. so that Pure L.P. is no longer a shareholder of the Company.

Upon closing of the Pure Merger, Lawrence J. Risley, Richard F. LaRoche Jr. and John Hawkins were appointed to the Company’s Board of Directors as nominees of the Pure Energy Group. Mr. Risley was also appointed as the Company’s President and Chief Operating Officer and P. Mark Stark was appointed as the Company’s Chief Financial Officer and Treasurer. Everett Willard Gray, II continued to act as the Company’s Chief Executive Officer and Chairman of the Company’s Board of Directors. Brad E. Heidelberg continued to serve on the Company’s Board of Directors.

Effective January 4, 2011, following closing of the Pure Merger, Doral Sub was merged with and into the Company, with the Company continuing as the surviving corporation. Upon completing the merger of Doral Sub with and into the Company, the Company changed its name to “Cross Border Resources, Inc.”

Competitive Business Conditions

We operate in the oil and gas industry, which is a highly competitive environment. Competition is particularly intense with respect to the acquisition of desirable producing properties, the acquisition of oil and gas prospects suitable for enhanced production efforts, marketing oil and natural gas, and the hiring of experienced personnel. Our competitors in oil and gas acquisition, development, and production include the major oil companies in addition to numerous independent oil and gas companies, individual proprietors and drilling programs. Many of these competitors possess and employ financial and personnel resources substantially greater than those which are available to us and may be able to pay more for desirable producing properties and prospects and to define, evaluate, bid for, and purchase a greater number of producing properties and prospects than we can. Our ability to acquire additional properties and to find and develop reserves in the future will depend on our ability to identify, evaluate, and select suitable properties and to consummate transactions in such a highly competitive environment, in competition with these companies. Also, there is substantial competition for capital available for investment in the oil and gas industry.

The actual price range of crude oil is largely established by major crude oil purchasers and commodities trading. Pricing for natural gas is based on regional supply and demand conditions. To this extent, we work to insure that we receive competitive oil and natural gas prices comparable to other producers in the areas which we operate. There is little risk of domestic overproduction at current prices is not deemed to be significant. We view our primary pricing risk to be related to a potential decline in oil and natural gas prices to a level which could render our current production uneconomical.

We are not subject to such third-party gathering systems for our oil production. All oil production is transported by the oil purchaser by trucks with competitive trucking costs in the area.

Major Customers

We sell oil and natural gas to four customers: Navajo Refining Company, ConocoPhillips Company, DCP Midstream LP, and Frontier Field Services. Currently, ConocoPhillips Company purchases 100% of our crude oil production. However, we believe that the loss of this customer would not materially impact our business, because other purchasers for our oil produced are available in our production area.

Government and Environmental Regulation

The oil and gas industry is subject to heavy regulation at the federal, state and local levels. These regulations include regulations:

•	requiring permits for the drilling of wells,
•	requiring the posting of bonds for drilling and/or operating wells,
•	governing the location of wells,
•	governing the methods used to drill wells,
•	governing surface area usage and the restoration of the land upon which wells are drilled,
•	governing the plugging and abandoning of wells and the disposal of waste materials used in or generated in drilling operations, and
•	setting certain environmental conservation restrictions.

The cost of complying with these regulations is high and these regulations can have the effect of limiting our ability to engage in oil and gas exploration activities and when or where those activities take place. Some of these laws and regulations, including the federal Comprehensive Environmental Response, Compensation and Liability Act (also known as CERCLA or the “Superfund” law), may impose strict liability for environmental damage caused by hazardous wastes released during oil and gas exploration and production activities. As a result, we could become liable for the costs of environmental cleanups, environmental damages and, in some cases, consequential damages, regardless of whether or not there was any negligence or fault on our part. In some cases, regulations may also require oil and gas production levels to be kept at a level that is lower than what would be economically optimal. In other cases, we may be completely prohibited from drilling exploratory or production wells in certain environmentally sensitive areas even if we believe that there are economically viable oil and gas deposits in those areas. If we violate any of these environmental laws or regulations, we could become subject to heavy fines or sanctions and/or be required to incur significant costs for environmental clean up and remediation. In addition, neighboring landowners and other third parties could file claims for personal injury or for damage to property or natural resources caused by oil and gas exploration activities.

We believe that we are currently in substantial compliance with all applicable environmental laws and regulations. To date, we have not been required to expend substantial amounts of money in complying with these laws and regulations and we anticipate that the costs associated with future compliance will not have a materially adverse effect on our financial position. However, the laws and regulations governing the oil and gas industry are subject to constant change as environmental issues relating this industry remain highly politicized. Proposals and proceedings affecting oil and gas exploration activities are periodically presented to Congress and federal regulatory bodies as well as to state legislative and regulatory bodies. We cannot predict when or whether such proposals may become effective. There is no assurance that the future regulatory environment for oil and gas activities will be consistent with the current regulatory environment. We will need to constantly monitor developments in environmental and other laws and regulations applicable to oil and gas activities in order to ensure compliance. There is no assurance that we will be able to meet the costs associated with regulatory compliance in the future.

Hedging Transactions

In previous years, we entered into a “costless collar” hedging position, and later a combination of swaps and costless collars, which provided us with partial protection against variations in the price of crude oil. In 2010, we closed out all of our hedging positions.  On March 23, 2011, we entered into a fixed price swap for 1,000 barrels of oil per month at a price of $104.55 NYMEX-WTI through February 28, 2013.  For the first six months of 2011, the Company expects to record a gain reflecting the difference between the hedged price and the market price.

Employees

As of June 30, 2011, we employed five (5) full-time employees. Our employees are not represented by a labor union. We consider our relations with our employees to be satisfactory and have never experienced a work stoppage or strike.

We retain certain engineers, geologists, landmen, pumpers, and other personnel on a contract or fee basis as necessary for our field and office operations.

Legal Proceedings

On May 4, 2011, Clifton M. (Marty) Bloodworth filed a lawsuit in the State District Court of Midland County, Texas, against Doral West Corp. d/b/a Doral Energy Corp. and Everett Willard Gray II.  Mr. Bloodworth alleges that Mr. Gray, as CEO of the Company, made false representations which induced Mr. Bloodworth to enter into an employment contract that was subsequently breached by the Company.  The claims that Mr. Bloodworth has alleged are:  breach of his employment agreement with Doral, common law fraud, civil conspiracy breach of fiduciary duty, and violation of the Texas Deceptive Trade Practices-Consumer Protection Act.  Mr. Bloodworth is seeking damages of approximately $280,000.  Mr. Gray and the Company deny that Mr. Bloodworth’s claims have any merit, and they plan to file a counterclaim in the proceeding.

Other than the lawsuit described above, we are not currently a party to any legal proceedings outside of ordinary routine proceedings incidental to our business and which, in the aggregate, do not involve amounts greater than 10% of our current assets.

PROPERTIES AND OPERATIONS

General Background

We have built our asset base primarily through property acquisitions and divestitures that are geographically focused in the Permian Basin of West Texas and southeastern New Mexico, which we have identified as the most attractive region in which to develop our business. Our properties consist of working, mineral and royalty interests owned by us in various oil and gas wells and oil and gas lease acreage located in Chaves, Eddy, Lea and Roosevelt Counties, New Mexico, and Borden and Dawson Counties, Texas.  The holdings acquired in connection with the Pure Merger in January 2011 comprise approximately 99% of our current acreage holdings.  Those holdings are described below under the Pure Assets subheading.  The description of the Company’s other holdings follows the description of the Pure Assets.

Pure Assets:

In November 1999, Pure L.P. entered into a purchase and sale agreement with Manix Energy, LLC (“Manix”) whereby Pure L.P. and Bellwether Petroleum, Inc. (“Bellwether”) each agreed to purchase from Manix a 50% undivided interest in all of the New Mexico acreage and production formerly belonging to Fina Oil and Gas.

In November 2001, due to losses and the resulting inability to meet creditor obligations, Pure L.P. filed for Chapter 11 reorganization.  In December 2002 with new management in place, Pure L.P. reorganized and emerged from bankruptcy after bringing in new investors and paying off the senior secured seller note.

In August 2003, Pure L.P. entered into a joint venture with Edge Petroleum Corporation (“Edge”) and Chisos, Ltd. (“Chisos”) to develop Pure and Chisos acreage in Lea and Eddy Counties.  In the Edge joint venture, Pure L.P. committed one half of its interest in properties in all of Eddy, Lea and the lower two sections of Chaves Counties.

In January 2008, by mutual consent, the Edge joint venture was terminated and Edge was assigned half of the interest of Pure L.P. in properties within the joint venture area.

Other Company Assets:

On June 14, 2010, Doral completed the acquisition of 6,800 acres of operated producing oil and gas assets (the “Stearns Properties”) located in Chavez County and Roosevelt County, New Mexico, acquired for $1,700,000 on June 14, 2010.

On July 15, 2010, Doral acquired additional working interest from Nordstrand Engineering located in Chavez County, New Mexico (“Chaves County Properties”), properties consisting of additional working interests in the same areas as the Stearns Properties, for a price of $20,000 on July 15, 2010.

Management continues to evaluate these properties for further drilling and workover opportunities.  Capital may be allocated to these properties for further development and exploitation opportunities in conjunction with the Company’s overall capital expenditure program.

Total Acreage

As of June 30, 2011, we hold approximately 800,000 gross leasehold acres and approximately 300,000 net acres.  Gross acres are the total number of acres in which we have a working interest. Net acres are the sum of our fractional working interests owned in the gross acres.  In certain leases, our ownership varies at different depths; therefore, the net acreage in these leases is calculated with consideration of the varying ownership interests.

Reserves

We have a portfolio of oil and natural gas reserves with approximately 99% of our proved reserves consisting of oil and 1% natural gas. Our proved reserves and the standardized measure of discounted future net cash flows of our interests in proved oil and gas reserves, as reflected in our August 2010 reserve reports, are set forth below.  The data included in the table has not been adjusted for price changes, nor for production, since the date of the reports.  Estimated production since that date, and through March 31, 2011, is approximately 24,700 Bbls and 131,300 mcf.

Proved Reserves	Oil (mBbls)	Natural Gas (mmcf)	Discounted Future Net Cash Flow (at 10% per year)* (in thousands)
Developed	381	1,946	12,545
Undeveloped	1,061	342	4,673
Total	1,442	2,288	17,218

*before income taxes

The proved reserves estimates contained in the above tables are a combination of the reserve estimates prepared for Doral and Pure, prior to the reverse merger, as of August 1, 2010.  Both reserve reports were prepared by of Joe C. Neal & Associates, independent petroleum consultants to the Company. Joe C. Neal & Associates is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for 35 years. Joe C. Neal & Associates has extensive experience calculating reserves for other companies operating in the Permian Basin region and, as such, we believe that they have sufficient experience to estimate our reserves. Joe C. Neal & Associates is a Texas registered professional engineering firm. Our primary contact at Joe C. Neal & Associates is Alan Neal. Mr. Neal is a Licensed Professional Engineer in the State of Texas

The present values of the proved reserves of crude oil identified in the tables are prepared by discounting future projected net cash flows computed with constant oil prices of $70.02 per Bbl and constant future production and development costs less estimated future income tax expense. The estimated future net cash flows are then discounted at a rate of 10 percent per year.  Similarly, the present values of the proved reserves of natural gas identified in the tables are prepared in the same manner using constant gas prices of $4.11 per mcf.

When estimating our reserves we engage independent registered engineering firms to prepare reserve reports based on records, geological and engineering reports and other data that we provide to them. Included in this information is historical production data from our wells, historical lease operating expenses and differentials, updated working interest and net revenue interest information and geological and geophysical information from operators or generated internally. These engineering firms are permitted to consult freely with our officers and employees. Our Chief Executive Officer and President/Chief Operating Officer review the reports prepared by the independent engineering firm and the assumptions relied upon in such report.

Reserve reports prepared by petroleum engineers and used by the Company are, by their very nature, inexact and subject to changes and revisions. Proved developed reserves are reserves expected to be recovered from existing wells with existing equipment and methods. Proved undeveloped reserves are expected to be recovered from new wells drilled to known reservoirs on undrilled acreage for which existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells where a relatively major expenditure is required to establish production. No estimates of reserves have been included in any reports to any federal agency other than the SEC.

See Supplemental Information on Oil and Gas Producing Activities included as part of our consolidated financial statements. A copy of the Joe C. Neal & Associates, Inc. report “Estimated Reserves and Future Net Revenue as of August 1, 2010, Attributable to Interests Owned by Doral Energy, Corp. In Certain Properties Located in New Mexcio (SEC Case)” is referenced as Exhibit 99.1, and a copy of the Joe C. Neal & Associates, Inc. report “Evaluation of Oil and Gas Reserves of Pure Energy Group, Inc., Effective Date: August 1, 2010” is attached as Exhibit 99.2.

Wells

The following summarizes the Company's productive oil and gas wells as of March 31, 2011. Productive wells are producing wells and wells capable of production. Gross wells are the total number of wells in which the company has an interest. Net wells are the sum of the Company's fractional working interests owned in the gross wells.

	Gross	Net
Oil wells	73	35
Gas wells	47	4
Total wells	120	39

Production Sales Volume, Sales Price and Production Costs

The following summarizes our net production sold for the three months ended March 31, 2011 and the years ended December 31, 2010 and 2009:

	3 Months Ended	Year ended Dec. 31,
	March 31, 2011	2010	2009
Oil (Bbls)	10,361	36,963	38,830
Gas (mcf)	50,911	243,229	257,857
Total Barrels of Oil Equivalent (boe)*	18,846	77,501	81,806
Average Barrels of Oil Equivalent per day (boed)	209.4	212.3	224.1

* Oil and natural gas were combined by converting oil to natural gas mcfe on the basis of 1 barrel of oil = 6 mcfe of gas.

Set forth in the following schedule is the average sales price per unit of oil, expressed in barrels  ("bbl"), and of natural gas, expressed in thousand cubic feet ("mcf") and average cost of production produced by us for the three months ended March 31, 2011 and the years ended December 31, 2010 and 2009:

	3 Months Ended	Year ended Dec. 31,
	March 31, 2011	2010	2009
Average sales price
Gas ($ per mcf)	5.91	5.72	4.13
Oil ($ per bbl)	84.50	74.51	53.11
Average cost of production:
Average production cost ($/boe)	19.83	15.66	12.87
Average production taxes ($/boe)	22.99	19.62	20.20

Drilling and Other Exploratory and Development Activities

We participate in exploratory and development wells in the Permian Basin.  Our working interest in these wells ranges from 1.05% to 31.25%.  The following table shows our well participation and results for the 2008 through 2010 calendar years and the six months ended June 30, 2011:

	Well Participation				Well Results
	Development		Exploratory		Producing		Dry Hole
YEAR	Gross	Net	Gross	Net	Gross	Net	Gross	Net

2008	8	0.84	2	0.28	10	1.12	0	-
2009	3	0.46	0	0.09	3	0.56	0	-
2010*	5	0.41	1	0.22	5	0.58	1	0.05
	16	1.72	3	0.59	18	2.26	1	0.05

*  The dry hole in 2010 was on a development well.  All of the other wells in this 3-year period were productive.

During the first six months of 2011 we participated in four (0.36 net) exploratory wells and one (0.10 net) development well.  Three (0.30 net) of the exploitory wells and the development well are producing, while the remaining exploratory well (0.60 net) awaits completion.

We do not anticipate investing in or purchasing assets and/or property for the purpose of capital gains. It is our intention to purchase assets and/or property for the purpose of enhancing our primary business operations. We are not limited as to the percentage amount of our assets we may use to purchase any additional assets or properties.

Delivery Commitments

As of June 30, 2011, the Company had no obligations or delivery commitments under any existing contracts.

MANAGEMENT

Directors and Executive Officers

On January 3, 2011, upon closing of the Pure Merger, the Company’s executive officers and directors, and their respective ages and titles are as follows:

Name	Age	Position
Everett Willard Gray, II	36	Chief Executive Officer and Chairman of the Board of Directors
Lawrence J. Risley	60	President, Chief Operations Officer and a Director
John Hawkins	64	Director
Brad E. Heidelberg	36	Director
Richard F. LaRoche Jr.	66	Director
P. Mark Stark	56	Chief Financial Officer and Treasurer

Everett Willard Gray, II is our Chief Executive Officer and Chairman of our Board of Directors and was appointed as Doral’s Chief Executive Officer and a member of the Board on December 10, 2008. Mr. Gray is a seasoned executive who has been extensively involved in entrepreneurial ventures in oil field production as an angel investor and advisor/consultant to exploration and production start ups. Mr. Gray also has a diverse background gained from sales and marketing positions with a number of Fortune 500 companies, including Prudential Financial, Pharmacia Corp., Medtronic Inc., and Guidant Corporation.

In April 2007, Mr. Gray founded WS Oil & Gas Limited, which provides merger and acquisition and capital raising consulting services to businesses in the energy sector. From August 2006 to March 2007, Mr. Gray was the CEO and President of Well Renewal Inc., an exploration and production company. Mr. Gray was also a director of Well Renewal Inc. from April 2006 to March 2007. From July 2002 to July 2006, Mr. Gray worked as a sales representative for, in turn, Medtronic Inc., Guidant Corporation and FoxHollow Technologies Inc.

Mr. Gray received his B.S. in Business Management from Texas State University. While attending Texas State, Mr. Gray was a member of the golf team, earning Southland Conference All-Academic Honors, as well as being a member of the Southland Conference Golf Championship team.

Lawrence J. Risley was appointed as the Company’s President and Chief Operating Officer and as a director of the Company effective January 3, 2011, upon closing of the Pure Merger. Mr. Risley has over 30 years of energy industry experience in exploration, production, and operations areas. He has practical working knowledge in Gulf Coast, East Texas, Appalachian, Illinois, and Permian basins in management roles as well as an individual contributor. Mr. Risley has served as Chief Operating Officer of Pure Energy Group, Inc. since 2004, where he has been responsible for building investor value through acreage trades and acquisitions and drilling activities. At Pure, Mr. Risley has been responsible for deploying capital investments into active development of Pure’s acreage positions. He held the position of Vice President of Exploration and Production for North Coast Energy from 2002 to 2004 where he was responsible for delivering reserves production and value growth for an Appalachian focused exploration and production company that operated nearly 4,000 wells. He was employed with Chevron/Texaco from 1978 to 2000.

Mr. Risley obtained his Bachelors and Masters Degrees in Geology from State University of New York at Oneonta. Mr. Risley is a member of the American Association of Petroleum Geologists, the New Mexico Oil and Gas Association, the Permian Basin Geologic Society, the South Texas Geologic Society and the Houston Geologic Society.

As a result of the Pure Merger, and through his ownership of limited partnership interests in Pure L.P., Mr. Risley became the direct beneficial owner of 189,046 shares of the Company’s common stock.

John W. Hawkins was appointed as a director of the Company effective January 3, 2011, effective upon closing of the Pure Merger. Mr. Hawkins has over 30 years experience in management and accounting for NYSE listed companies. He previously served as interim CFO of Pure L.P. and Aztec Energy Partners.  In 2002, he retired as VP-Treasurer of Dillard Department Stores after 28 years of service. As VP-Treasurer of Dillard’s, he managed the treasury department, assisted with the annual audits, managed payroll department, tax department, accounts payable department, worker’s compensation and general liability department, and the employee benefits department. He was one of the 401(k) and pension plan administrators. He was heavily involved in the acquisition of 16 companies totaling approximately $2.5 billion in revenue.

Mr. Hawkins received a BBA with a major in accounting from Midwestern University.

He has served on the board of directors of the Self Insurance Institute of America, Ronald McDonald House of Little Rock, Texas Self Insured Association and as chairman of the advisory board of Certergy Inc.

Brad E. Heidelberg has been a member of our Board of Directors since June 4, 2010.  He was appointed to fill the vacancy created by the resignation of Paul C. Kirkitelos on March 31, 2010.  For the past five years, Mr. Heidelberg has been a practicing attorney in Midland, Texas, with his primary focus on oil and gas law.  From 2000 to 2003, Mr. Heidelberg served as a prosecutor in the District Attorney’s office in Midland, Texas and then worked with the law firm of Linebarger Goggan Blair & Sampson LLP until 2005.

Mr. Heidelberg graduated from Texas A&M University in 1997 with a B.S. in Agricultural Development.  He obtained a juris doctorate degree from Texas Tech University School of Law and became licensed to practice law in Texas in 2000.

Richard F. LaRoche Jr. was appointed as a director of the Company effective January 3, 2011, upon closing of the Pure Merger. Mr. LaRoche served 27 years with National HealthCare Corporation (“NHC”) as Secretary and General Counsel and 14 years as Senior Vice President, retiring from these positions in May 2002. He has served as a Board member of NHC since 2002. Mr. LaRoche serves as a director of Lodge Manufacturing Company (privately held). He also served on the boards of National Health Investors, Inc. from 1991 through 2008, National Health Realty, Inc. from 1998 through 2007 and Trinsic, Inc. from 2004 through 2006. He serves on NHC’s Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

He has a law degree from Vanderbilt University (1970) and an A.B. degree from Dartmouth College (1967).

P. Mark Stark was appointed as the Company’s Chief Financial Officer and Treasurer effective January 3, 2011, upon closing of the Pure Merger. During the second half of 2010, Mr. Stark served as a financial consultant to Doral.  Mr. Stark has 25 years of experience at the Chief Financial Officer level in energy, agribusiness, commercial real estate and manufacturing/distribution. Mr. Stark has in-depth experience in the complete management of NYSE-listed and NASDAQ-listed company activities including the preparation and execution of initial public offerings, secondary equity, and debt offerings. Duties and functions performed by Mr. Stark have included analyst guidance, disclosure policies, procedures, investor relations, and SEC reporting, including SOX implementation.

From 2003 to 2009 he served as Vice President, Chief Financial Officer and Treasurer for TXCO Resources, Inc. (“TXCO”), an oil and gas company. From 2000 to 2003 Mr. Stark held the office of Chief Financial Officer for Venus Exploration Inc. (NASDAQ: VENX), an oil and gas company. From 1995 to 1998 he was Chief Financial Officer of Dawson Production Services Inc. (NYSE: DPS), a company engaged in the business of providing oil field services. During his tenure with Dawson, he managed the acquisition of 15 companies totaling approximately $200 million in revenues. Since 2009, Mr. Stark has acted as an independent consultant and advisor on financial matters.

In May 2009, after Mr. Stark left TXCO, TXCO filed for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”). Mr. Stark left TXCO as part of a company wide reduction in staff. Mr. Stark is highly experienced in cash management; debt management & banking relations; risk management & insurance; long range planning & forecasting; mergers, acquisitions & divestitures; financial reporting & general accounting; real estate; corporate & personal tax pension plan administration; financial & feasibility analysis; and budgeting & profit planning.

He received a Bachelor of Business Administration from the University of Texas at Austin and a MBA from Southern Methodist University.

Mr. Stark has informed the Company of his decision to accept employment at a privately-held company.  The date of his departure and plans for assuming his duties are not yet finalized.

Director Independence

Our Board of Directors has determined that John W. Hawkins, Brad E. Heidelberg and Richard F. LaRoche, Jr. are independent as defined by both NASDAQ Marketplace Rule 5605 and SEC Rule 10A-3(b)(1).

BOARD COMMITTEES

Audit Committee

The primary functions of the Audit Committee are to assist the Board of Directors of the Company in fulfilling its oversight responsibilities with respect to: (i) the Company’s systems of internal controls regarding finance, accounting, legal compliance and ethical behavior; (ii) the Company’s auditing, accounting and financial reporting processes generally; (iii) the Company’s financial statements and other financial information provided by the Company to its stockholders, the public and others; (iv) the Company’s compliance with legal and regulatory requirements; and (v) the performance of the Company’s corporate audit department and independent auditors. Consistent with these functions, the Committee will encourage continuous improvement of, and foster adherence to, the Company’s policies, procedures and practices at all levels.

The members of the Audit Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity.  Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.

The members of the Audit Committee are the Company’s three independent directors - John W. Hawkins, Brad Elliott Heidelberg and Richard F. LaRoche, Jr.  John W. Hawkins serves as chair of the Audit Committee.  The Audit Committee meets at least four times per year (on a quarterly basis). As part of its job to foster open communications, the Audit Committee does meet in separate executive sessions without management and the Company’s independent auditors to discuss any matters that the Audit Committee believes should be discussed privately.

Nominating and Corporate Governance Committee

The purpose of the Nominating and Corporate Governance Committee is to provide assistance to the Board of Directors in identifying and recommending candidates qualified to serve as directors of the Company, to review the composition of the Board of Directors, to develop, review and recommend governance policies and principles for the Company and to review periodically the performance of the Board of Directors.

The members of the Nominating and Corporate Governance Committee are the Company’s three independent directors - John W. Hawkins, Brad Elliott Heidelberg and Richard F. LaRoche, Jr.  Brad Elliott Heidelberg serves as chair of the Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee meets at least annually.

Compensation Committee

The purpose of the Compensation Committee of the Board of Directors is to discharge the responsibilities of the Board relating to compensation of the Company’s executive officers and to review and approve senior officers’ compensation.

Under the Charter of the Compensation Committee, the Compensation Committee is required to meet at least annually and more frequently as necessary or appropriate. Special meetings of the Committee may be called on two hours notice by the Chairman of the Board or the Committee Chairman.  A majority of the Committee constitutes a quorum and the Committee may act only on the affirmative vote of a majority of the members present at the meeting.

The members of the Audit Committee are the Company’s three independent directors - John W. Hawkins, Brad Elliott Heidelberg and Richard F. LaRoche, Jr.  Richard F. LaRoche serves as chair of the Compensation Committee.

EXECUTIVE COMPENSATION

Everett Willard Gray, II, Lawrence J. Risley and P. Mark Stark are the Company’s current executive officers.

Employment Agreement with Will Gray

Effective January 31, 2011, the Company entered into an Employment Agreement with Everett Willard “Will” Gray II (the “Gray Employment Agreement”) to serve as the Company’s Chairman and Chief Executive Officer.  The initial term of the Gray Employment Agreement began on January 31, 2011, and continues until January 31, 2013.  After such date, the Gray Employment Agreement automatically renews for successive one-month terms.  Under the Gray Employment Agreement, Mr. Gray is paid an annual base salary equal to $200,000 and is eligible to receive such bonuses as may be determined appropriate in the sole discretion of the Company’s Compensation Committee or Board of Directors from time-to-time without any obligation to do so.  The Company also agreed to grant to Mr. Gray an option to purchase an aggregate of six hundred fifty thousand (650,000) shares of the Company’s common stock.  Mr. Gray’s options vest and expire as follows:  300,000 options vesting at $4.80 per share on January 31, 2011, and expiring on January 30, 2016; 125,000 options vesting at $5.28 per share on January 31, 2012, and expiring on January 30, 2017; 125,000 options vesting at $5.80 per share on January 31, 2013, and expiring on January 30, 2018; and 100,000 options vesting at $6.38 per share on January 31, 2014 and expiring on January 30, 2019.  Mr. Gray receives a monthly automobile allowance of $1,300 and is entitled to participate in benefit plans offered by the Company.

In the event Mr. Gray is terminated without cause by the Company (other than for death or disability) during the initial two-year term or upon a change in control event during the initial two-year term or subsequent one year (defined as a Corporate Transaction in the Gray Employment Agreement), Mr. Gray will be paid the following compensation: (a) a lump sum cash payment in an amount equal to the greater of (i) one month of Mr. Gray’s annual base salary multiplied by the number of months (and partial months) remaining on the initial term, and (ii) six (6) months of his annual base salary; plus (b) a lump sum cash payment for any accrued but unused vacation through the termination date.  No severance is to be paid if Mr. Gray is terminated by the Company for cause.  In addition, in the event of a Corporate Transaction, Mr. Gray’s options must be assumed or an equivalent option or right substituted by the surviving corporation, the successor corporation or its parent corporation.  If the options are not assumed or substituted, then each such outstanding option shall become fully vested and exercisable with respect to 100% of the unvested portion of the option.

In the Gray Employment Agreement, Mr. Gray has agreed to a noncompetition and nonsolicitation agreement for the two-year period following the expiration or termination of the Gray Employment Agreement.

Employment Agreement with Larry Risley

Effective January 31, 2011, the Company entered into an Employment Agreement with Lawrence J. Risley (the “Risley Employment Agreement”) to serve as the Company’s President and Chief Operating Officer.  The initial term of the Risley Employment Agreement began on January 31, 2011, and continues until January 31, 2013.  After such date, the Risley Employment Agreement automatically renews for successive one-month terms.  Under the Risley Employment Agreement, Mr. Risley is paid an annual base salary equal to $200,000 and is eligible to receive such bonuses as may be determined appropriate in the sole discretion of the Company’s Compensation Committee or Board of Directors from time-to-time without any obligation to do so.  The Company also agreed to grant to Mr. Risley an option to purchase an aggregate of three hundred thousand (300,000) shares of the Company’s common stock.    Mr. Risley’s options vest and expire as follows: 150,000 options vesting at $4.80 per share on January 31, 2011, and expiring on January 30, 2016; and 150,000 options vesting at $5.28 on January 31, 2012 and expiring on January 30, 2017.  Mr. Risley receives a monthly automobile allowance of $975.00 and is entitled to participate in benefit plans offered by the Company.

In the event Mr. Risley is terminated without cause by the Company (other than for death or disability) during the initial two-year term or upon a change in control event during the initial two-year term or subsequent one year (defined as a Corporate Transaction in the Risley Employment Agreement), Mr. Risley will be paid the following compensation: (a) a lump sum cash payment in an amount equal to the greater of (i) one month of Mr. Risley’s annual base salary multiplied by the number of months (and partial months) remaining on the initial term, and (ii) six (6) months of his annual base salary; plus (b) a lump sum cash payment for any accrued but unused vacation through the termination date.  No severance is to be paid if Mr. Risley is terminated by the Company for cause.  In addition, in the event of a Corporate Transaction, Mr. Risley’s options must be assumed or an equivalent option or right substituted by the surviving corporation, the successor corporation or its parent corporation.  If the options are not assumed or substituted, then each such outstanding option shall become fully vested and exercisable with respect to 100% of the unvested portion of the option.

In the Risley Employment Agreement, Mr. Risley has agreed to a noncompetition and nonsolicitation agreement for the two-year period following the expiration or termination of the Risley Employment Agreement.

Employment Agreement with P. Mark Stark

Effective January 31, 2011, the Company entered into an Employment Agreement with P. Mark Stark (the “Stark Employment Agreement”) to serve as the Company’s Chief Financial Officer.  The initial term of the Stark Employment Agreement began on January 31, 2011, and continues until January 31, 2013.  After such date, the Stark Employment Agreement automatically renews for successive one-month terms.  Under the Stark Employment Agreement, Mr. Stark is paid an annual base salary equal to $180,000 and is eligible to receive such bonuses as may be determined appropriate in the sole discretion of the Company’s Compensation Committee or Board of Directors from time-to-time without any obligation to do so.  The Company also agreed to grant to Mr. Stark an option to purchase an aggregate of three hundred thousand (300,000) shares of the Company’s common stock.  Mr. Stark’s options vest and expire as follows: 100,000 options vesting at $4.80 per share on January 31, 2011, and expiring on January 30, 2016; 100,000 options vesting at $5.28 per share on January 31, 2012, and expiring on January 30, 2017; 50,000 options vesting at $5.80 per share on January 31, 2013, and expiring on January 30, 2018; and 50,000 options vesting at $6.38 per share on January 31, 2014 and expiring on January 30, 2019.  Mr. Stark receives a monthly automobile allowance of $750.00 and is entitled to participate in benefit plans offered by the Company.

In the event Mr. Stark is terminated without cause by the Company (other than for death or disability) during the initial two-year term or upon a change in control event during the initial two-year term or subsequent one year (defined as a Corporate Transaction in the Stark Employment Agreement), Mr. Stark will be paid the following compensation: (a) a lump sum cash payment in an amount equal to the greater of (i) one month of Mr. Stark’s annual base salary multiplied by the number of months (and partial months) remaining on the initial term, and (ii) six (6) months of his annual base salary; plus (b) a lump sum cash payment for any accrued but unused vacation through the termination date.  No severance is to be paid if Mr. Stark is terminated by the Company for cause.  In addition, in the event of a Corporate Transaction, Mr. Stark’s options must be assumed or an equivalent option or right substituted by the surviving corporation, the successor corporation or its parent corporation.  If the options are not assumed or substituted, then each such outstanding option shall become fully vested and exercisable with respect to 100% of the unvested portion of the option.

In the Stark Employment Agreement, Mr. Stark has agreed to a noncompetition and nonsolicitation agreement for the two-year period following the expiration or termination of the Stark Employment Agreement.

Mr. Stark has informed the Company of his decision to accept employment at a privately-held company.  The date of his departure and plans for assuming his duties are not yet finalized.

Summary Compensation Table

The table below summarizes the total compensation paid to or earned during the last two fiscal years.

Name & Principal Position Held	Year Ended (1)	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)		Total ($)
Everett Willard Gray, II Chairman and CEO	December 31, 2010(2)	$75,000	$0	$0	$0	$5,244		$80,244	(3)
	July 31, 2010	$180,000	$0	$0	$0	$12,586		$192,586	(3)
	July 31, 2009	$180,000	$0	$0	$0	$12,586		$192,586	(3)
Lawrence J. Risley President, COO & Director	December 31, 2010(4)	$186,320	$12,500	$0	$0	$8,594		$207,414	(5)
	December 31, 2009(4)	$180,893	$7,700	$0	$0	$0		$188,593	(5)
H. Patrick Seale(6) Former President, COO and Director of Doral	July 31, 2010	$150,000	$0	$0	$0	$0		$300,000
	July 31, 2009	$180,000	$0	$0	$0	$0		$180,000
Jimmy D. Swink, Jr. (7) Former CEO of Pure L.P.	December 31, 2010(4)	$174,500	$0	$0	$0	$18,000	(8)	$192,500
	December 31, 2009(4)	$171,400	$0	$0	$0	$24,000	(8)	$195,400

(1)	Effective with the Pure Merger, the fiscal year changed from August 1 to July 31 to January 1 to December 31.
(2)	This is the interim period beginning August 1, 2010 through December 31, 2010. The new fiscal year began January 1, 2011.
(3)
Pursuant to a verbal agreement, Doral Energy Corp. paid Mr. Gray a salary of $180,000 per year, beginning May 23, 2009. In addition, Doral provided Mr. Gray with a vehicle allowance in the amount of $1,048.86 per month.  See narrative above describing Mr. Gray’s current written employment agreement.

(4)	Reflects Pure L.P.’s fiscal year January 1 – December 31
(5)	Compensation was paid by Pure L.P. for Mr. Risley’s services as Chief Operating Officer. See narrative above describing Mr. Risley’s current written employment agreement.
(6)
Mr. Seale acted as a member of Doral’s Board of Directors and as the Chief Operating Officer from August 11, 2008 to June 16, 2010, Doral’s President from December 10, 2008 to June 16, 2010 and Doral’s Chief Financial Officer, Secretary and Treasurer from February 8, 2010 to June 16, 2010. Pursuant to a separation agreement dated June 15, 2010, Doral agreed to pay Mr. Seale $150,000 upon his separation from the Company.  Mr. Seale earned no compensation after the execution of his separation agreement dated June 15, 2010.

(7)	All amounts were paid to BDR Consulting, Inc., an entity wholly owned by Jimmy D. Swink, Jr.
(8)	Rental payments made by Pure L.P. to BDR Consulting, Inc. Mr. Swink was also provided a car, but no value has been given for the car in this table.

Director Compensation and Compensation Table

The three non-management directors, Brad E. Heidelberg, John W. Hawkins and Richard F. LaRoche, were issued options to purchase 25,000 shares, 37,500 shares and 25,000 shares, respectively, in January 2011 for their 2011 board service.  The exercise price of these shares is $4.80.  In addition, these non-management directors receive $1,500 for all board meetings for which attendance in person is required and $500 for all board meetings held telephonically, as well as a quarterly fee of $2,000.

The following table sets forth the compensation paid to the directors of Doral during the year ended December 31, 2010, other than directors who were also named executive officers and for whom information is included on the Summary Compensation Table above.  No compensation was paid to directors of Doral during the period August 1, 2010 through December 31, 2010; therefore the compensation reported below is for the previous Doral fiscal year ended July 31, 2010.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Brad E. Heidelberg	$25,000	$0	$0	$2,400	$27,400	(1)

(1)  On June 4, 2010, Mr. Brad E. Heidelberg was appointed as director of Doral to fill the vacancy created by the resignation of Dr. Paul Kirkitelos. Doral paid Mr. Heidelberg $25,000 upon his appointment to the Board.  In addition, Doral paid Brad Heidelberg an additional $2,400 for his services during the year ended July 31, 2010.

Equity Compensation Plan Information

The following table sets forth certain information concerning all equity compensation plans previously approved by stockholders and all previous equity compensation plans not previously approved by stockholders.  In connection with the Pure Merger, all options outstanding under our equity compensation plan were exercised or cancelled.  On January 31, 2011, the date of the grants of options to new management and directors, there were no securities issued under our equity compensation plan.  All securities listed below were issued in January 2011.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in column (a)) (c)
Equity Compensation Plans Approved By Security Holders	None	Not Applicable	None
Equity Compensation Plans Not Approved By Security Holders	1,352,500	$5.24	None

2009 Stock Incentive Plan

Effective April 29, 2009, our Board of Directors adopted our 2009 Stock Incentive Plan (the "2009 Plan"). The purpose of the 2009 Plan is to enhance our long-term stockholder value by offering opportunities to our directors, officers, employees and eligible consultants (“Participants”) to acquire and maintain stock ownership in us in order to give these persons the opportunity to participate in our growth and success, and to encourage them to remain in our service.

The 2009 Plan allows us to grant awards to our officers, directors and employees. In addition, we may grant awards to individuals who act as consultants to us, so long as those consultants do not provide services connected to the offer or sale of our securities in capital raising transactions and do not directly or indirectly promote or maintain a market for our securities.

On adoption, a total of 8,500,000 shares of our common stock were available for issuance under the 2009 Plan. Effective July 28, 2010, we amended and restated our 2009 Plan to increase the total number of shares authorized for issuance under the 2009 Plan to 14,500,000 shares. However, under the terms of the 2009 Plan, at any time after August 1, 2010, the authorized number of shares available under the 2009 Plan may be increased by our Board of Directors, provided that the total number of shares issuable under the 2009 Plan cannot exceed 15% of the total number of shares of common stock outstanding.

Awards may be granted in the form of options to purchase shares of our common stock (“Option Awards”) or in the form of shares of our common stock (“Stock Awards”). Option Awards granted under the 2009 Plan may be made in the form of incentive stock options and non-qualified stock options. Incentive stock options granted under the 2009 Plan are those intended to qualify as “incentive stock options” as defined under Section 422 of the Internal Revenue Code. However, in order to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code, the 2009 Plan must be approved by our stockholders within 12 months of its adoption. The 2009 Plan has not been approved by our stockholders and there is no assurance that the 2009 Plan will be approved by our stockholders. Non-qualified stock options granted under the 2009 Plan are option grants that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code. Stock Awards may be made subject to such terms, conditions and restrictions as the plan administrator may, in its sole discretion, decide, including transfer restrictions and vesting provisions. On May 26, 2009, we filed a Registration Statement on Form S-8 (Registration Number 333-159480) under the Securities Act of 1933, as amended (the “Securities Act”), to register 8,500,000 shares of our common stock available for issuance under the 2009 Plan.

On August 10, 2010, we filed a Registration Statement on Form S-8 (Registration Number 333-168724) under the Securities Act to register an additional 6,000,000 shares of our common stock available for issuance under the 2009 Plan as amended and restated.  The total shares available for issuance under the 2009 Plan was reduced to 263,636 shares by the 1-for-55 reverse split effective December 27, 2010.  The 2009 Plan expressly provides that the number of shares may be increased to the number of shares issued under the 2009 Plan provided that it does not exceed 15% of the outstanding shares.  The total number of shares underlying options issued under the Plan is 1,352,500.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information concerning the number of shares of our common stock, warrants and options owned beneficially as of July 19, 2011, by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors and each of our named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Security Ownership of Five Percent Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	David Paul Crews(1) 3200 State Road 13 St. Johns, FL 32259	1,048,221 (indirectly)	6.49%
Common Stock	Black Rock Capital, Inc. Red Mountain Resources, Inc. and Alan Barksdale(2) 2515 McKinney Ave, Suite 900 Dallas, TX 75201	2,136,164 (directly by Black Rock Capital, Inc.)	13.23%

(1)
As reported on Schedule 13G filed on March 4, 2011.  David Crews, as managing member of CCJ/BDR Investments, LLC, as trustee of the David Paul Crews Revocable Trust and the David Paul Crews Insurance Trust, and as custodian for Cameron Grace Crews, Conley Adron Crews, and Jennifer Alaine Crews.

(2)
As reported on Schedule 13D filed on June 30, 2011.  Red Mountain Resources, Inc. owns 100% of Black Rock Capital, Inc. and Alan Barksdale is the Chief Executive Officer, a director and greater than 5% shareholder of Red Mountain Resources, Inc. and President of Black Rock Capital, Inc.

Security Ownership of Management

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(10)
Common Stock	Everett Willard Gray II Chairman of the Board and Chief Executive Officer	766,694(1) (direct and indirect) (2)	4.57%
Common Stock	Lawrence J. Risley President and Director	339,046(3) (direct)	2.02%
Common Stock	P. Mark Stark Chief Financial Officer	100,727(4) (direct)	*
Common Stock	John W. Hawkins Director	47,500(5) (direct)	*
Common Stock	Brad Elliott Heidelberg Director	25,000(6) (direct)	*
Common Stock	Richard F. LaRoche Director	738,127(7) (direct and indirect)	4.40%
Common Stock	Jim D. Swink, Jr. Former CEO and Director of Pure	578,104(8)	3.44%
Common Stock	Directors and officers as a group (6 individuals excluding BDR, Inc.)	2,017,094(9)	12.01%

* Less than one percent

Note: Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on July 19, 2011.  As of July 19, 2011, there were 16,151,946 shares of our common stock issued and outstanding.

(1)	Includes vested and exercisable options to purchase 300,000 shares. Remaining options have not vested and are not exercisable within sixty days.
(2)	466,694 shares are held indirectly through WS Oil & Gas Limited, a limited partnership controlled by Mr. Gray.
(3)	Includes vested and exercisable options to purchase 150,000 shares. Remaining options have not vested and are not exercisable within sixty days.
(4)	Includes vested and exercisable options to purchase 100,000 shares. Remaining options have not vested and are not exercisable within sixty days.
(5)	Includes vested and exercisable options to purchase 37,500 shares.
(6)	Includes vested and exercisable options to purchase 25,000 shares.
(7)
Includes vested and exercisable options to purchase 25,000 shares.  Shares are held directly through LaRoche Enterprises, a general partnership, and indirectly by LaRoche Family L.P. and Bushy Forest L.P. (entities controlled by Mr. LaRoche).  Amount does not include 133,334 warrants not exercisable until November 26, 2011

(8)	Shares are held indirectly through BDR, Inc.
(9)	Includes vested and exercisable options to purchase 637,500 shares.
(10)	Based on 16,789,446 shares outstanding (see above note regarding inclusion of options and warrants exercisable within 60 days)

RELATED PARTY TRANSACTIONS

During 2011, we paid to BDR Consulting, Inc. (“BDR”), a member of CCJ/BDR Investments, L.L.C., which owned a combined 64.108% limited partnership interest in Pure L.P, consulting fees equal to $60,000.00.  The president and sole owner of BDR, Jim D. Swink, Jr., also served on the Board of Directors and was the Chief Executive Officer of Pure Energy Group, Inc.  In addition, the Company rented office space from BDR on a month-to-month basis.  Pursuant to a Separation Agreement dated May 31, 2011, the Company paid to BDR an additional $90,000.00 and transferred to Jim D. Swink, Jr. title to a car formerly owned by Pure L.P. and used by Mr. Swink.  Pure L.P. paid $174,500 and $171,400 in consulting fees in 2010 and 2009, respectively, to BDR.  In addition, Pure rented office space from BDR on a month-to-month basis for which it paid BDR $18,000 and $24,000 in rental fees in 2010 and 2009, respectively.

In September 2004, the Company entered into a development contract with Aztec Energy Partners I, L.P. (“Aztec”), whereby Aztec agreed to fund 100% of costs through completion on certain wells to be drilled in two counties in New Mexico.   On certain wells, the Company owns a working interest.  On those wells, Aztec will receive working interest and net revenue interest.  During the years ended December 31, 2010 and 2009, the Pure L.P. paid Aztec $356,145 and $287,318, respectively, for Aztec’s share of well income, net of related well costs, based on production.  As of December 31, 2010 and 2009, Pure L.P. had a net payable to Aztec of $26,160 and $64,815, respectively.  Richard F. LaRoche is a limited partner of Aztec.

Aztec Managing GP, LLC (“Aztec MP”) is the managing general partner of Aztec Energy Partners I, L.P.   During the years ended December 31, 2010 and 2009, Pure L.P. paid Aztec MP $154,314 and $95,027, respectively, for Aztec MP’s share of well income, net of related well costs, based on production.  As of December 31, 2010 and 2009, Pure L.P. had a net payable to Aztec MP of $23,721 and $36,786, respectively.  Richard F. LaRoche is a limited partner of Aztec MP.

As a matter of practice, the Board of Directors considers and approves or disapproves all transactions with related parties upon full disclosure of the relationship and potential conflict of interest.  The Company has no written policy regarding related party transactions.

SELLING STOCKHOLDERS

An aggregate of 7,209,375 shares of common stock issued or issuable upon the exercise of previously issued warrants may be offered for sale and sold from time to time pursuant to this prospectus by the selling stockholders.  We are paying all of the expenses in connection with such registration and the sale of the shares, other than selling commissions and the fees and expenses of counsel and other advisors to the selling stockholders.  Information concerning the selling stockholders may change from time to time, and any changed information will be set forth if and when required in prospectus supplements or other appropriate forms permitted to be used by the SEC.  All of the information contained in the table below is based solely upon information provided to us by the selling stockholders or otherwise known by us.

Except as otherwise noted below, none of the selling stockholders has had any material relationship within the past three years with the Company or any of its predecessors or, to the Company’s knowledge, its affiliates. To our knowledge, none of the selling stockholders is a broker-dealer or affiliated with a broker-dealer (other than as a minority passive investor of an entity affiliated with a broker-dealer). Unless otherwise indicated, the selling stockholders have sole voting and dispositive power with respect to their shares of common stock. In addition to the shares offered hereby, which represent such shares of our common stock issued or issuable upon exercise of previously issued warrants by the respective selling stockholders, the selling stockholders may otherwise beneficially own our shares of common stock as a result of, among others, open market purchases, which information is not obtainable by us without undue effort and expense. The selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which the information regarding the shares beneficially owned was last known by us, all or a portion of the shares beneficially owned in transactions exempt from the registration requirements of the Securities Act.  All of the shares of common stock issued or issuable upon the exercise of previously issued warrants were issued in connection with our private offering that closed on May 26, 2011 unless otherwise noted.

The following table sets forth, for each of the selling stockholders to the extent known by us, the number of shares of our common stock beneficially owned, the number of shares of our common stock offered hereby and the number of shares and percentage of outstanding common stock to be owned after completion of this offering, assuming all shares offered hereby are sold. Shares offered hereby represent such shares of our common stock issued or issuable upon exercise of previously issued options by respective selling stockholders.

Name of Selling Shareholder	Number of Shares Beneficially Owned Prior to Offering (1)		Number of Shares Offered		Number of Shares Beneficially Owned After the Offering (2)	Percentage of Common Stock Beneficially Owned After the Offering (3)
Alpha Capital Austalt (4)	333,334		333,334		0	0
Edward Ajootian	326,363		200,000		126,363	0.64%
Black Rock Capital, LLC (5)	4,272,328		4,272,328		0	0
Cranshire Capital, LP (6)	120,000		120,000		0	0
CLC Children’s Trust (7)	133,334		133,334		0	0
James Cerna	33,334		33,334		0	0
Edward G. Chiles	200,000		200,000		0	0
Del Rey Management, LP (8)	133,334		133,334		0	0
Freestone Advantage Partners, LP (6)	13,334		13,334		0	0
Dennis Flyer	40,000		40,000		0	0
Roger Friedbauer	50,000		40,000		10,000	0.05%
George K. Hickox, Jr.	733,334		733,334		0	0
Michael King	58,334		33,334		25,000	0.13%
LaRoche Enterprises (9)	846,371	(10)	266,668		579,703	2.93%
Robert A. Norikane	67,000		67,000		0	0
Kenneth R. O’Donnell Jr.	33,334		33,334		0	0
Joyce E. Rutledge	200,000		200,000		0	0
The Murchison Living Trust (11)	635,031	(12)	47,330		587,701	2.97%
The Shueck Family Limited Partnership (13)	74,320		9,375	(14)	64,945	0.33%
Theodore Christakos Trust (15)	68,334		33,334		35,000	0.18%
Tymothi O. Tombar	313,602		266,668		46,934	0.24%
Total	8,685,021		7,209,375		1,475,646	7.47%

(1)
The number of shares of our common stock beneficially owned has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which a selling stockholder has sole or shared voting power or investment power and also any shares which that selling stockholder has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option.  The shares being registered hereby that are underlying the warrants issued in the private offering are included in this number of shares owned even though the warrants are not exercisable until November 26, 2011.

(2)
The number of shares outstanding is 19,755,071 shares, which assumes the exercise of all warrants and the issuance of 3,603,125 shares underlying the warrants.  16,151,946 shares of our common stock are issued and outstanding as of June 30, 2011.

(3)	The percentages of beneficial ownership are based on 19,755,071 shares, which assumes the exercise of warrants and the issuance of 3,603,125 shares underlying the warrants.
(4)	Voting and investment control vested in Konrad Ackermann.
(5)	Voting and investment control vested in Red Mountain Resources, Inc. Voting and investment control of Red Mountain Resources, Inc. is vested in Alan Barksdale.
(6)	Voting and investment control vested in Downsview Capital, Inc. Voting and investment control of Downsview Capital, Inc. is vested in Mitchell P. Kopin as President.
(7)	Voting and investment control vested in Gina Mia Carameros, Trustee.
(8)	Voting and investment control vested in Gregory Bied, Managing Partner.
(9)	Richard F. LaRoche and Gloria E. LaRoche each own 50% of LaRoche Enterprises.
(10)	Includes 134,111 shares held indirectly by LaRoche Family L.P. and 92,895 shares held indirectly by Brushy Forest L.P.
(11)	Voting and investment control vested in Stephen Blake Murchison, Trustee.
(12)
Includes 292,834 shares held indirectly by LBA Capital Partners for which Stephen Blake Murchison serves as managing partner and has voting and investment control.  LBA Capital Partners reported ownership of 843,017 shares in a Schedule 13G filed on March 4, 2011.  Since that time, LBA Capital Partners has distributed some of these shares to its partners thereby reducing the total owed to 292,834

(13)	Voting and investment control vested in Thomas B. Schueck, General Partner.
(14)
6,250 shares were issued and 3,125 shares of common stock are issuable to The Shueck Family Limited Partnership for warrants it received in its conversion of Debentures in the principal amount of $25,000 into shares of the Company’s common stock at a conversion price of $4.00 per share for a total of 6,250 shares. For each share of common stock issued, the Company issued, for no additional consideration, one-half of one non-transferrable share purchase warrant for a total of 3,125 warrants.

(15)	Voting and investment control vested in Theodore Christakos, Trustee.

DESCRIPTION OF SECURITIES

The following description of our capital stock is a summary only and is qualified in its entirety by reference to our Certificate of Incorporation and Bylaws and Certificate of Merger and Articles of Merger filed with the Nevada Secretary of State’s office on December 28, 2010, all of which are included or referenced as Exhibits to this registration statement.

Common Stock

We are authorized to issue up to 36,363,637 shares of common stock, $0.001 par value per share.  All outstanding shares of our common stock are fully paid and non-assessable.  Holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including the election of directors.

Holders of our common stock do not have any conversion, redemption or preemptive rights. In the event of our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding.

In connection with the private offering closed on May 26, 2011, the purchasers thereof were granted a pro rata right of first refusal to participate in any transaction of which the principal purpose is to raise equity capital.  This right of first refusal terminates on the earlier to occur of the following: (i) a sale, merger, consolidation or reorganization of the Company; or (ii) May 26, 2012.

Holders of our common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available.

Warrants

Private Offering

Three million six hundred thousand (3,600,000) shares of our common stock covered by this prospectus are underlying warrants issued in connection with the private offering closed on May 26, 2011.  The private offering was exempt from registration under the Securities Act of 1933 pursuant to Rule 506 of Regulation D promulgated thereunder.  In the offering, the Company issued an aggregate of 3,600,000 units.  Each unit was sold at $1.50 and was comprised of one share of common stock and one five-year warrant to purchase a share of common stock at an exercise price of $2.25 per share.  The offering was made to a select group of institutional and accredited investors.

The warrants provide for cashless exercise if at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of, the common stock underlying the warrants and all such common stock is not then registered for resale by the Selling Stockholder into the market at market prices from time to time on an effective registration statement for use on a continuous basis

The warrants are not exercisable by the Selling Stockholders to the extent (but only to the extent) that the Selling Stockholder with any of its affiliates would beneficially own in excess of 9.98% of the Company’s outstanding common stock.  The number, class, and price of the common stock underlying the warrants are subject to adjustment from time to time upon the happening of certain events including a forward stock split, stock dividend, merger, consolidation, reclassification or reorganization.

Debenture Conversion

Effective January 5, 2011, we agreed to convert Debentures in the principal amount of $25,000 into shares of our common stock and warrants to purchase common stock.  As a result, we issued an aggregate of 6,250 shares of common stock and 3,125 warrants to purchase shares of our common stock at a price of $5.00 per share for a period of two and one-half (2½) years.

We have the right to redeem the warrants at a price of $0.001 per warrant if, at any time, the closing price of our common stock on the principal market or exchange on which that stock trades equals or exceeds $7.50 per share for 10 consecutive trading days and there is an effective registration statement filed with the Securities and Exchange Commission in respect of the resale of the common stock underlying the warrants. To exercise this right, we must provide the warrant holder with at least 20 days prior written notice of our intention to exercise the redemption right. The shares and warrants were issued in reliance on Rule 506 of Regulation D of the Securities Act.  We received representations from the Pure Debenture holder that it is an “accredited investor” as defined under Regulation D of the Securities Act.

Listing

Our shares of common stock are listed on the OTCQX under the symbol of “XBOR”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is OTR, 1001 SW 5th Ave, Ste. 1550, Portland, Oregon  97204.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

block trades in which the broker-dealer will attempt to sell the shares as agent, but may position   and resell a portion of the block as principal to facilitate the transaction;

purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

an exchange distribution in accordance with the rules of the applicable exchange;

privately negotiated transactions;

short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

a combination of any such methods of sale; and

any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any.  Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.  Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act, may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.  In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

LEGAL MATTERS

The validity of the common stock offered in this prospectus will be passed upon for us by Williams & Anderson PLC.

As of July 19, 2011, the Company is not involved in any legal proceedings other than as provided above with regard to the Bloodworth lawsuit.

EXPERTS

The financial statements of Pure Energy Group as of December 31, 2010 have been audited by Darilek, Butler & Associates PLLC, the report of which is included herein, and such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECUITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act of 1933, and we will be governed by the final adjudication of such issue.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10:00 am to 3:00 pm. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

The Company’s next 10-K for the year ending December 31, 2011, will be filed on or about March 30, 2012.  The Company plans to deliver an annual report to shareholders after the filing of this 10-K.

This prospectus is only part of a Registration Statement on Form S-1 that we have filed with the SEC under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information included in the Registration Statement. For further information about us and the shares of our common stock to be sold in this offering, please refer to the Registration Statements including its exhibits.

PART I - FINANCIAL INFORMATION

ITEM 1.     FINANCIAL STATEMENTS

The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-Q and Article 8-03 of Regulation S-X, and, therefore, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders' equity in conformity with generally accepted accounting principles. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included and all such adjustments are of a normal recurring nature. Operating results for the three month period ended March 31, 2011 are not necessarily indicative of the results that can be expected for the year ending December 31, 2011.

As used in this Quarterly Report on Form 10-Q, the terms “we,” “us,” "our,” and the “Company” mean Cross Border Resources, Inc. unless otherwise indicated.  All dollar amounts in this Quarterly Report are in U.S. dollars unless otherwise stated.

Cross Border Resources, Inc.
Balance Sheets

		Predecessor Entity
	March 31,	December 31,
	2011	2010
	(Unaudited)	(As Restated)
ASSETS

Current Assets
Cash	$762,356	$975,123
Accounts Receivable - Production	711,348	512,624
Accounts Receivable - Related Party	1,000	250,000
Prepaid Expenses	58,683	—
Current Tax Asset	30,868	—
Total Current Assets	1,564,255	1,737,747

Oil and Gas Properties	31,088,192	19,421,621
Less: Accumulated Depletion	(8,302,028)	(7,328,326)
Net Oil and Gas Properties	22,786,164	12,093,295

Other Assets
Other Property and Equipment, net of Accumulated Depreciation of $103,229 and $94,759 in 2011 and 2010, respectively	120,377	124,776
Deferred Bond Costs, net of Accumulated Amortization of $298,579 and $293,915 in 2011 and 2010, respectively	205,275	209,939
Deferred Bond Discount, net of Accumulated Amortization of $121,423 and $108,827 in 2011 and 2010, respectively	65,137	77,733
Other Assets	167,796	112,532
Deferred Tax Asset	4,574	—
Total Other Assets	563,159	524,980

TOTAL ASSETS	$24,913,578	$14,356,022

		Predecessor Entity
	March 31,	December 31,
	2011	2010
	(Unaudited)	(As Restated)

LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities
Accounts Payable - Trade	$1,026,297	$875,881
Accounts Payable - Revenue Distribution	107,859	49,880
Interest Payable	26,094	107,875
Accrued Expenses	9,396	28,460
Deferred Revenues	129,915	162,394
Bonds Payable - Current Portion	720,000	660,000
Creditors Payable - Current Portion	180,000	150,000
Total Current Liabilities	2,199,561	2,034,490

Non-Current Liabilities
Asset Retirement Obligations	1,165,503	508,588
Deferred Income Tax Liability	9,744	—
Line of Credit	2,794,926	1,582,426
Notes Payable	1,146,359	—
Bonds Payable, net of Current Portion	3,305,000	3,555,000
Creditors Payable, net of Current Portion	1,359,545	1,656,305
Total Non-Current Liabilities	9,781,077	7,302,319
Total Liabilities	11,980,638	9,336,809

Stockholders’ Equity (Deficit)
Retained Earnings (Accumulated Deficit)	(14,225,742)	5,019,213
Common Stock ($0.001 par value; 36,363,637 authorized and 12,476,946 shares issued and outstanding at March 31, 2011)	12,477	—
Additional Paid in Capital	27,146,205	—
Total Stockholders’ Equity	12,932,940	5,019,213

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$24,913,578	$14,356,022

The accompanying notes are an integral part of these financial statements.

Cross Border Resources, Inc.
Statements of Operations
 (Unaudited)

	Three months ended March 31,
	2011	2010
		Predecessor Entity
Revenues and Gains
Oil and gas sales	$1,545,700	$931,508
Gain on sale of oil and gas properties	21,112	76,222
Other	104,765	3,003
Total revenues and gains	$1,671,577	$1,010,733

Expenses:
Operating costs	153,063	96,249
Production taxes	105,456	85,846
Depreciation, depletion, and amortization	584,290	402,297
Accretion expense	26,416	14,817
General and administrative	873,146	228,899
Total expense	1,742,371	828,108

Gain (loss) from operations	(70,794)	182,625

Other income (expense):
Bond issuance amortization	(4,664)	(4,664)
Non-recurring gain or (loss)	—	171,163
Interest expense	(105,156)	(110,673)
Loss before income taxes	(180,614)	238,451
Current tax benefit (expense)	30,868	(13,496)
Deferred tax benefit (expense)	(5,170)	13,496
Income tax benefit (expense)	25,698	—
Net income (loss)	$(154,916)	$238,451

Net loss per share:
Basic and diluted	$(0.01)	$—
Weighted average shares outstanding:
Basic and diluted	12,476,945	—

The accompanying notes are an integral part of these financial statements.

Cross Border Resources, Inc.
Statements of Cash Flows
For the three months ended March 31, 2011 and 2010
 (Unaudited)

	Three Months Ended March 31,
	2011	2010
		Predecessor Entity
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(154,916)	$238,451
Adjustments to reconcile net income (loss) to cash used by operating activities:
Depreciation, depletion, amortization	415,608	402,297
Accretion	26,416	14,817
Loss on Disposition of Assets	(15,334)	—
Share-based Compensation	30,492	—
Amortization of debt discount and deferred financing costs	17,260	17,261
Changes in operating assets and liabilities:
Accounts receivable	(119,484)	(144,076)
Prepaid expenses and other current assets	(108,178)	3,969
Accounts payable – trade	(234,299)	122,466
Accrued expenses	(114,260)	—
Deferred income tax	(25,698)	—
Other current liabilities	(201,175)	(27,331)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(483,568)	627,854

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for purchase of oil and gas properties	(618,780)	(288,014)
Cash paid for purchase of other assets	(5,518)	—
NET CASH USED IN INVESTING ACTIVITIES	(624,298)	(288,014)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings on line of credit	1,212,500	200,000
Proceeds from renewing notes	139,359	—
Repayments of bonds	(190,000)	(330,000)
Repayments to creditors	(266,760)	(116,119)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	895,099	(246,119)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(212,767)	93,721
Cash and cash equivalents, beginning of period	975,123	757,119
Cash and cash equivalents, end of period	$762,356	$850,840

Supplemental disclosures of cash flow information:
Interest paid	$(174,341)	$(20,088)
Income taxes paid	$—	$—

The above changes in current assets and current liabilities differ from changes between amounts reflected in the March 31, 2011 balance sheet due to current assets and current liabilities acquired in connection with the Company’s reverse acquisition with Pure Energy Group, Inc. and Pure Gas Partners II, LP, as more fully described in Note 1 to the unaudited financial statements.

The accompanying notes are an integral part of these financial statements.

 Cross Border Resources, Inc.
Notes to Unaudited Financial Statements

NOTE 1 – ORGANIZATION AND BUSINESS OPERATIONS

Nature of Operations

The Company is an independent natural gas and oil company engaged in the exploration, development, exploitation, and acquisition of natural gas and oil reserves in North America.  The Company’s primary area of focus is the State of New Mexico, particularly southeastern New Mexico.

Reverse Acquisition

Effective December 27, 2010, the Company completed a 1-for-55 reverse split of its common stock in accordance with Article 78.207 of the Nevada Revised Statutes (the “Reverse Split”).  The Reverse Split resulted in a decrease in the Company’s authorized share capital from 2,000,000,000 shares of common stock, par value $0.001 per share, to 36,363,637 shares of common stock, par value, $0.001 per share, with a corresponding decrease in the number of issued and outstanding shares of the Company’s common stock from 135,933,086 shares to 2,471,544 shares (after accounting for fractional share interests being rounded up to the next whole number).  Completion of the Reverse Split was a condition precedent for the merger with Pure Gas Partners II, L.P. (“Pure”).

Effective January 3, 2011, the Company completed the acquisition of Pure Energy Group, Inc. (“Pure Sub”) as contemplated pursuant to the Agreement and Plan of Merger dated December 2, 2010 (the “Pure Merger Agreement”) among the Company, Doral Acquisition Corp., the Company’s wholly owned subsidiary (“Doral Sub”), Pure Gas Partners II, L.P. (“Pure”) and Pure Sub, a wholly owned subsidiary of Pure (Pure Sub and Pure being collectively referred to herein as the “Pure Energy Group”).

Pursuant to the provisions of the Pure Merger Agreement, all of Pure’s oil and gas assets and liabilities were transferred to Pure Sub. Pure Sub was then merged with and into Doral Sub, with Doral Sub continuing as the surviving corporation (the “Pure Merger”). Upon completion of the Pure Merger (“Merger”), the outstanding shares of Pure Sub were converted into an aggregate of 9,981,536 shares of the Company’s common stock. As a result of the Pure Merger, the previous Pure shareholders own approximately 80% of the Company’s total outstanding shares on a fully diluted basis, with the Company’s previous stockholders owning the remaining 20%.

The purchase price of the assets of the Company arising from the reverse acquisition with the Pure Energy Group was $8,085,984, representing eighty percent (80%) of the appraised value of 2,471,511 post-split shares of the Company which were issued and outstanding immediately prior to the reverse acquisition. The allocation of the purchase price and the purchase price accounting is based upon preliminary estimates of the assets and liabilities effectively acquired on January 3, 2011 in accordance with ASC topic 805, Business Combinations .

The allocation of the purchase price is estimated as follows:

Cash and cash equivalents	$(62,798)
Accounts receivable	94,810
Prepaid expenses and other current assets	5,769
Proved oil and gas properties	10,336,219
Property and equipment	12,643
Other assets	228,268
Total assets	10,614,911
Accounts payable	(378,079)
Accounts payable- related party	(69,917)
Accrued liabilities	(182,110)
Long-term debt	(1,018,322)
Notes payable to related party	(250,000)
Asset retirement obligation	(630,499)
Purchase price	$8,085,984

The statements of income include the results of operations for Cross Border Resources, Inc. commencing on January 4, 2011. As a result, information provided for the three months ended March 31, 2011 presented below includes the actual results of operations from January 4, 2011 to March 31, 2011 and the combined historical financial information for the Cross Border Resources, Inc. (formerly Doral Energy) and Pure for the period January 1, 2011 to January 3, 2011. The unaudited pro forma financial information for the three months ended March 31, 2010 presented below combines the historical financial information for the Cross Border Resources, Inc. and Pure for that period. The following unaudited pro forma information is not necessarily indicative of the results of future operations:

	Three Months Ended
	March 31,
	2011	2010
		Predecessor Entity
Revenues	$1,671,577	$1,560,185
Operating income (loss)	(82,025)	(9,446,986)
Net income (loss)	(167,832)	(9,811,758)

Earnings (loss) per share	$(0.01)	$(0. 79)

Basis for Presentation

The unaudited condensed balance sheet as of March 31, 2011 and the unaudited condensed statements of operations and cash flows for the three months ended March 31, 2011 include the accounts of the predecessor company Pure for the period of January 1, 2011 to January 3, 2011 and the accounts of Pure and the Company for the period January 4, 2011 (date of reverse acquisition as discussed below) to March 31, 2011 (collectively, “Cross Border Resources, Inc.” or the “Company”). The comparative consolidated balance sheet as of December 31, 2010 and the unaudited condensed consolidated statements of operations and cash flows for the three months ended March 31, 2010 represent the accounts of Pure only.  The consolidation effected by the business combination has been accounted for as a reverse acquisition wherein Pure is treated as the acquirer for accounting purposes.

Interim financial statements

The unaudited financial information furnished herein reflects all adjustments, which in the opinion of management are necessary to fairly state the Company’s financial position and the results of its operations for the periods presented.  This report on Form 10-Q should be read in conjunction with the Company’s financial statements and notes thereto included in the Pure audited financial statements for the fiscal period ended December 31, 2010 as filed on Form 8-K/A on April 7, 2011. The Company assumes that the users of the interim financial information herein have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation may be determined in that context. Accordingly, footnote disclosure, which would substantially duplicate the disclosure contained in Pure Gas Partners LP’s audited financial statements for the fiscal period ended December 31, 2010 has been omitted. The results of operations for the three months period ended March 31, 2011 are not necessarily indicative of results for the entire year ending December 31, 2011.

Prior Period Correction of an Error

In the Company’s 2010 financial statements, the Company recorded goodwill in connection with the 2005 acquisition of Pure Energy Group, Inc. During 2011, the Company re-evaluated its obligations with respect to its initial accounting for the transaction and determined that consideration paid in excess of the fair market value of the assets and liabilities transferred should have been allocated to the acquired oil and gas properties and subsequently tested for impairment. As a result, the Company retroactively stated its oil and gas properties as of December 31, 2010 to reflect the allocation of goodwill. In addition, the Company did not consider the need to impair the value of its acquired oil and gas properties based on the future cash flows of the assets. The correction of this error reduced March 31, 2010 net income by approximately $80,165 and $320,660 was adjusted to beginning retained earnings as of January 1, 2010.  The tax effect of this transaction was determined to be immaterial to the overall financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and gas producing activities.  Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, to drill and equip development wells and related asset retirement costs are capitalized.  Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance.  Capitalized costs of producing oil and gas properties, after considering estimated residual salvage values, are depreciated and depleted by the unit-of-production method.

On the sale or retirement of a complete unit of a proved property, the cost, and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized.  On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually.  If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable - Production
Accounts receivable consist of amounts due from customers for oil and gas sales and are considered fully collectible by the Company as of March 31, 2011 and December 31, 2010.  The Company determines when receivables are past due based on how recently payments have been received.

Revenue Recognition

The Company recognizes oil and natural gas revenue from its interests in producing wells when oil and natural gas is produced and sold from those wells.

Property and Equipment

Property, plant, and equipment are stated at cost.  Depreciation of office furniture and equipment is provided using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS) based on estimated useful lives ranging from three to 15 years.  These methods do not materially differ from generally accepted accounting principles.  Depreciation expense was $9,479 and $7,465 for the periods ended March 31, 2011 and 2010, respectively.

Asset Retirement Obligations

The Company accounts for asset retirement obligations under the provisions of ASC 410, Asset Retirement and Environmental Obligations , which provides for an asset and liability approach to accounting for Asset Retirement Obligations (ARO).  Under this method, when legal obligations for dismantlement and abandonment costs, excluding salvage values, are incurred, a liability is recorded at fair value and the carrying amount of the related oil and gas properties is increased.  Accretion of liability is recognized each period using the interest method of allocation and the capitalized cost is depleted over the useful life of the related asset. Asset retirement obligations as of March 31, 2011 and December 31, 2010 were $1,165,503 and $508,588, respectively.

The following is a description of the changes to the Company’s asset retirement obligations for the years ended March 31, 2011 and December 31, 2010:

		Predecessor Entity
	2011	2010
		(As Restated)
Asset retirement obligations at beginning of year	$508,588	$449,319
Asset retirement obligations acquired in acquisition	630,499	—
Accretion expense	26,416	59,269
Asset retirement obligations at end of year	$1,165,503	$508,588

Income Taxes

The Company is a taxable entity for federal or state income tax purposes for which an income tax provision has been made in the accompanying financial statements.  Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Differences between the enacted tax rates and the effective tax rates are primarily the result of timing differences in the recognition of depletion and accretion expenses. These differences do not create a material variance between the enacted tax rate and the effective tax rate.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures.  Actual results could differ from those estimates and assumptions.  Significant estimates include volumes of oil and gas reserves used in calculating depletion of proved oil and natural gas properties and costs to abandon oil and gas properties.

Management believes that it is reasonably possible the following material estimates affecting the financial statements could significantly change in the coming year: (1) estimates of proved oil and gas reserves, and (2) forecast forward price curves for natural gas and crude oil. The oil and gas industry in the United States has historically experienced substantial commodity price volatility, and such volatility is expected to continue in the future. Commodity prices affect the level of reserves that are considered commercially recoverable; significantly influence the Company’s current and future expected cash flows; and impact the PV10 derivation of proved reserves.

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, receivables, payables, and debt and are accounted for under the provisions of ASC Topic 825, Financial Instruments .  The carrying amount of these financial instruments as reflected in the balance sheets, except for long-term, fixed-rate debt, approximates fair value.  The Company estimates the fair value of its long-term, fixed-rate debt generally using discounted cash flow analysis based on the Company's current borrowing rates for similar types of debt.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by FASB that are adopted by the Company as of the specified effective date.  If not discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's financial statements upon adoption.

NOTE 3– RELATED PARTY TRANSACTIONS

The Company paid $58,000 and $39,000 in consulting fees in March 31, 2011 and 2010, respectively to BDR Consulting, Inc. (BDR), a member of CCJ/BDR Investments, L.L.C., who owned a combined 64.108% limited partnership interest in the Pure Gas Partners, L.P.  The president of BDR also served on the Board of Directors and was the Chief Executive Officer of Pure Energy Group, Inc.  In addition, the Company rented office space from BDR on a month-to-month basis.  The Company paid BDR $6,000 in rental fees in March 31, 2010.

The Company has a development contract with Aztec Energy Partners I, L.P. (Aztec), whereby Aztec agreed to fund 100% of costs through completion on certain wells to be drilled in two counties in New Mexico.  Certain partners in Aztec are also indirect limited partners and members of the Board of Directors of the Company and its subsidiaries.  On certain wells, the Company owns a working interest.  On those wells, Aztec will receive working interest and net revenue interest.  During the period ended March 31, 2011 and 2010, the Company paid Aztec $37,179 and $250,875, for Aztec’s share of well income, net of related well costs, based on production.

Aztec Managing GP, LLC (Aztec MP) is the managing general partner of Aztec Energy Partners I, L.P.  The principals of Aztec MP also serve on the Board of Directors of the Company.  During the period ended March 31, 2011 and 2010, the Company paid Aztec MP $27,859 and $94,805, respectively, for Aztec MP’s share of well income, net of related well costs, based on production.

NOTE 4 – LONG TERM - DEBT

At March 31, 2011 and December 31, 2010, long-term debt consisted of the following items:

		Predecessor Entity
	March 31,	December 31,
	2011	2010
		(As Restated)
7½% Debentures, Series 2005	$4,025,000	$4,215,000
Notes Payable – Greenshoe Investment	550,936	—
Notes Payable – Little Bay Consulting	595,423	—
Total Long-term Debt	$5,171,359	$4,215,000

NOTE 4 – LONG TERM DEBT (continued)

7½% Debentures, Series 2005

On March 1, 2005, Pure Energy Group, Inc. and its subsidiary Pure Gas Partners, II, L.P., issued 7 ½ % Debentures, Series 2005, in the principal amount of $5,500,000.  The Debentures are secured by all revenues of the issuer and all money held in the funds and accounts created under the Indenture.  The Debentures mature on March 1, 2015, with principal and interest payable semi-annually on March 1 and September 1.  As of March 31, 2011 and December 31, 2010 the balance payable was $4,025,000 and $4,215,000, respectively.  Interest expense for the three months ended March 31, 2011 and 2010 was $79,942 and $90,585, respectively.

Aggregate long-term debt, consisting of the 7½% Debentures, Series 2005, is estimated to be repayable annually as follows:

2011	$370,000
2012	830,000
2013	1,020,000
2014	1,175,000
2015	630,000
Total	$4,025,000

As permitted by the bond debt agreement, the Company can purchase these bonds back on the open market.  Bonds held by the Company at March 31, 2011 and December 31, 2010 totaled $0 and $185,000, respectively. These bonds were purchased at a discount of $310,067 during 2010 and 2009.  The bonds held by the Company are shown as a reduction of bonds payable on the balance sheet as follows:

		Predecessor Entity
	March 31,	December 31,
	2011	2010
		(As Restated)
Bonds Payable	$4,025,000	$4,400,000
Less: Bonds held by the Company	—	(185,000)
Total	$4,025,000	$4,215,000

Notes Payable Green Shoe Investments

In connection with the merger, the Company, as the accounting acquirer, assumed an unsecured loan from Green Shoe Investments Ltd. (“Green Shoe”) in the principal amount of $487,000 at an interest rate of 5.0%

On April 26, 2011, Cross Border Resources, Inc. (the “Company”) entered into a Loan Agreement with Green Shoe, and the Company executed and delivered a Promissory Note to Green Shoe in connection therewith.  The amount of the Promissory Note and the loan from Green Shoe (the “Green Shoe Loan”) is $550,936 and the purpose of the Green Shoe Loan is to consolidate and extend all of the loans owed by the Company and its predecessors to Green Shoe including without limitation the following:  (i) loan dated May 9, 2008 in the principal amount of $100,000, (ii) loan dated May 23, 2008 in the principal amount of $150,000, (iii) loan dated July 18, 2008 in the principal amount of $50,000, (iv) loan dated February 24, 2009 in the principal amount of $100,000, and (v) loan dated April 29, 2009 in the principal amount of $87,000 plus accrued interest of $63,936.  The Green Shoe Loan is unsecured.

Beginning March 31, 2011 (the effective date of the Promissory Note), the amounts owed under the Promissory Note began to accrue interest at a rate of 9.99%, and the Promissory Note provides that no payments of principal or interest are due until the maturity date of September 30, 2012.  The Company is obligated to pay all accrued interest and make a principal payment equal to one-third of the principal owed upon the closing of an equity offering resulting in a specified amount of net proceeds to the Company.  In addition, Green Shoe was granted the right to convert the principal and interest owed into shares of common stock of the Company at a conversion price of $4.00 per share.The balance of these amounts as of March 31, 2011 is $550,936.

NOTE 4 – LONG TERM DEBT (continued)

Notes Payable Little Bay Consulting

In connection with the merger, the Company, as the accounting acquirer, assumed an unsecured loan from Little Bay Consulting SA (“Little Bay”) in the principal amount of $520,000 at an interest rate of 5%.

On April 26, 2011, the Company entered into a Loan Agreement with Little Bay, and the Company executed and delivered a Promissory Note to Little Bay in connection therewith.  The amount of the Promissory Note and the loan from Little Bay (the “Little Bay Loan”) is $595,423 and the purpose of the Little Bay Loan is to consolidate and extend all of the loans owed by the Company and its predecessors to Little Bay including without limitation the following: (i) loan dated March 7, 2008 in the original principal amount of $220,000, (ii) loan dated July 18, 2008 in the original principal amount of $100,000, and (iii) loan dated October 3, 2008 in the principal amount of $200,000 plus accrued interest of $75,423.  The Little Bay Loan is unsecured.

Beginning March 31, 2011 (the effective date of the Promissory Note), the amounts owed under the Promissory Note began to accrue interest at a rate of 9.99%, and the Promissory Note provides that no payments of principal or interest are due until the maturity date of September 30, 2012.  The Company is obligated to pay all accrued interest and make a principal payment equal to one-third of the principal owed upon the closing of an equity offering resulting in a specified amount of net proceeds to the Company.  In addition, Little Bay was granted the right to convert the principal and interest owed into shares of common stock of the Company at a conversion price of $4.00 per share.The balance of these borrowings as of March 31, 2011 is $595,423.

NOTE 5 – OPERATING LINE OF CREDIT

As of March 31, 2011 and December 31, 2010, the borrowing base on the line of credit was $25,000,000 and $2,350,000, respectively.  The interest rate is calculated at the greater of the adjusted base rate or 4% and matures on January 31, 21014.   The line of credit is collateralized by producing wells.  As of March 31, 2011 and December 31, 2010, the outstanding balance on the line of credit was $2,794,296 and $1,582,426, respectively.  Interest expense for the three months ended March 31, 2011 and 2010 was $25,215 and $20,088, respectively.  The line of credit is reported as long-term debt because the maturity date is greater than one year.

NOTE 6 – CREDITORS PAYABLE

In 2002, the prior owner of Pure Sub filed a petition for reorganization with the United States Bankruptcy Court.  According to the plan of reorganization, three creditors were to receive a combined amount of approximately $3,000,000 for their claims out of future net revenues of PureSub (defined as revenues from producing wells net of lease operating expenses and other direct costs).

The net estimated revenue distribution due to creditors in 2011 based on 2010 net revenues is $180,000 as of March 31, 2011 and is presented as a current liability.  The net revenue distribution to creditors in 2010 based on 2009 net revenues was $105,000 as of March 31, 2010 and was presented as a current liability.  As of March 31, 2011 and December 31, 2010, the creditors’ payable balance was $1,539,545 and $1,806,305, respectively.

NOTE 7 – OPERATING LEASES

During 2010 the Company had a non-cancelable operating lease for office space expiring in June 2014.  As of March 31, 2011, the remaining future minimum lease payments under the existing lease are as follows:

Year Ending December 31,	Operating Lease
2011	$36,875
2012	50,000
2013	51,250
2014	26,250
2015	—
Total Minimum Lease Payments	$164,375

Rent expense related to leases for the periods ended March 31, 2011 and 2010 was $11,875 and $12,188. respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is subject to federal and state laws and regulations relating to the protection of the environment.  Environmental risk is inherent to oil and natural gas operations and the Company could be subject to environmental cleanup and enforcement actions.  The Company manages this environmental risk through appropriate environmental policies and practices to minimize the impact to the Company.

From time to time, the Company is a party to various legal proceedings arising in the ordinary course of business.  The Company is not currently a party to any proceeding that it believes could have a material adverse effect on the Company’s financial condition, results of operation or cash flows.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to the concentration of credit risk consist primarily of cash and cash equivalents.  Cash balances did not exceed FDIC insurance protection levels at March 31, 2011.

The Company also maintains cash balances with two investment brokerage firms that are protected by the Securities Investor Protection Corporation (SIPC) up to $250,000.  In addition to the SIPC coverage, one of the investment brokerage firms provides supplemental coverage in excess of SIPC through an insurance policy that covers cash balances up to $500,000.  The cash balance at the other investment brokerage firm is held in a FDIC-Insured Deposit Account and is also protected by a supplemental coverage insurance policy that covers cash balances up to $124,500,000.  As of March 31, 2011 and 2010, the Company’s cash balance with these investment brokerage firms did not exceed the combined coverage.

NOTE 10 –PRICE RISK MANAGEMENT ACTIVITIES

On March 23, 2011, the Company entered into a fixed price swap for 1,000 barrels of oil per month at a price of $104.55 NYMEX-WTI through February 28, 2013.During the three months ended March 31, 2011, the Company recognized a gain of $30,266, which includes unrealized hedge settlements received for the difference between the hedged price and the market price.

NOTE 11 – FAIR VALUE MEASUREMENTS

Cross Border Resources, Inc. commodity derivatives are measured at fair value in the financial statements. The Company’s financial assets and liabilities are measured using input from three levels of the fair value hierarchy. A financial asset or liability classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

NOTE 11 – FAIR VALUE MEASUREMENTS (Continued)

Level 1 –	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Cross Border Resources, Inc. has the ability to access at the measurement date.

Level 2 –
Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 –
Unobservable inputs reflect Cross Border Resources, Inc’s judgments about the assumptions market participants would use in pricing the asset of liability since limited market data exists. The Company develops these inputs based on the best information available, using internal and external data.

The following table presents the Company’s assets and liabilities recognized in the balance sheet and measured at fair value on a recurring basis as of March 31, 2011:

	Input Levels for Fair Value Measurements
Description	Level 1	Level 2	Level 3	Total
Assets:
Commodity derivatives	$—	$30,266	$—	$30,266

The fair value of derivative assets is determined using forward price curves derived from market price quotations, externally developed and commercial models, with internal and external fundamental data inputs. Market price quotations are obtained from independent energy brokers and direct communication with market participants.

PURE GAS PARTNERS, L.P.
AND SUBSIDIARIES

Consolidated Financial Statements
Years Ended December 31, 2010 and 2009

PURE GAS PARTNERS, L.P. AND SUBSIDIARIES

Consolidated Financial Statements
Years Ended December 31, 2010 and 2009

INDEPENDENT AUDITOR’S REPORT

To the Partners
Pure Gas Partners, L.P. and Subsidiaries
San Antonio, Texas

We have audited the accompanying consolidated balance sheets of Pure Gas Partners, L.P. and its subsidiaries (the Partnership) as of December 31, 2010 and 2009 and the related consolidated statements of income, partners’ capital, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pure Gas Partners, L.P. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Darilek Butler & Associates PLLC
San Antonio, Texas
April 7, 2011

PURE GAS PARTNERS, L.P. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2010 and 2009
	2010	2009

ASSETS

Current Assets
Cash	$975,123	$757,119
Accounts Receivable - Production	512,624	790,219
Accounts Receivable - Related Party	250,000	-
Prepaid Expenses	-	18,101

Total Current Assets	1,737,747	1,565,439

Oil and Gas Properties	17,155,151	15,575,140
Less: Accumulated Depletion	(7,007,665)	(6,158,819)

Net Oil and Gas Properties	10,147,486	9,416,321

Other Assets
Other Property and Equipment, net of Accumulated Depreciation of $94,759 and $83,721 in 2010 and 2009, respectively	124,776	154,635
Deferred Bond Costs, net of Accumulated Amortization of $293,915 and $243,528 in 2010 and 2009, respectively	209,939	260,325
Deferred Bond Discount, net of Accumulated Amortization of $108,827 and $90,171 in 2010 and 2009, respectively	77,733	96,389
Other Assets	112,532	112,477
Goodwill	2,266,470	2,266,470

Total Other Assets	2,791,450	2,890,296
TOTAL ASSETS	$14,676,683	$13,872,056

The Accompanying Notes are an Integral Part of These Financial Statements.

PURE GAS PARTNERS, L.P. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)
December 31, 2010 and 2009
	2010	2009

LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities
Accounts Payable - Trade	$875,881	$219,454
Accounts Payable - Revenue Distribution	49,880	101,601
Interest Payable	107,875	121,500
Accrued Expenses	28,460	27,331
Deferred Revenues	162,394	-
Lines of Credit	1,582,426	1,582,426
Bonds Payable - Current Portion	660,000	545,000
Creditors Payable - Current Portion	150,000	162,500
Total Current Liabilities	3,616,916	2,759,812

Non-Current Liabilities
Asset Retirement Obligations	508,588	449,319
Bonds Payable, net of Current Portion	3,555,000	4,160,000
Creditors Payable, net of Current Portion	1,656,305	1,766,700
Total Non-Current Liabilities	5,719,893	6,376,019
Total Liabilities	9,336,809	9,135,831

Partners' Capital (Deficit)
Pure Gas Partners, L.P. Partners' Capital (Deficit)
Class A Limited Partner (7,126,799 shares authorized and issued)	(132,698)	(709,455)
Class B Limited Partners (2,277,496 shares authorized and issued)	4,845,420	4,744,178
Class C Limited Partners (334,693 shares authorized and issued)	598,066	(238,558)
General Partner (53,704 shares authorized and issued)	29,086	26,219
Total Pure Gas Partners, L.P. Partners' Capital (Deficit)	5,339,874	3,822,384
Noncontrolling Interest	-	913,841
Total Partners' Capital	5,339,874	4,736,225

TOTAL LIABILITIES AND PARTNERS' CAPITAL	$14,676,683	$13,872,056

The Accompanying Notes are an Integral Part of These Financial Statements.

PURE GAS PARTNERS, L.P. AND SUBSIDIARIES

Consolidated Statements of Income
Years Ended December 31, 2010 and 2009
	2010	2009

Revenues and Gains
Oil and Gas Sales	$3,711,443	$3,415,817
Gain on Sale of Oil and Gas Properties	97,436	-
Other	43,836	25,079
Total Revenues and Gains	3,852,715	3,440,896

Expenses and Losses
Lease Operating	405,510	529,890
Production Tax	379,370	296,276
Depreciation, Depletion, and Amortization	878,705	2,246,490
Accretion Expense	59,269	59,269
Professional Fees - Oil and Gas Exploration	429,741	344,192
General and Administrative	629,448	546,564
Oil and Gas Lease Expense	2,915	30,757
Bond Issuance Amortization	50,385	50,385
Interest Expense	413,338	424,420
Other	385	300
Total Expenses & Losses	3,249,066	4,528,543

Income (Loss) Before Provisions for Federal Income Taxes	603,649	(1,087,647)

Benefit (Provision) for Federal Income Taxes
Current	(53,985)	25,138
Deferred	53,985	(25,138)
Total Benefit (Provision) for Federal Income Taxes	-	-

Net Income (Loss)	603,649	(1,087,647)

Less: Net Income (Loss) Attributable to the Noncontrolling Interest	-	(46,557)

Net Income (Loss) Attributable to Pure Gas Partners, L.P.	$603,649	$(1,041,090)

The Accompanying Notes are an Integral Part of These Financial Statements.

PURE GAS PARTNERS, L.P. AND SUBSIDIARIES

Consolidated Statements of Partners’ Capital
Years Ended December 31, 2010 and 2009
	Pure Gas Partners, L.P. Partners
	Class A	Class B	Class C
	Limited	Limited	Limited	General	Noncontrolling
	Partners	Partners	Partners	Partner	Interest	Total

Balance as Previously Reported – December 31, 2008	$37,638	$4,995,302	$12,566	$32,495	$987,236	$6,065,237

Prior Period Adjustment	(127,644)	(42,906)	(42,906)	(1,071)	-	(214,527)

Balance as Restated – December 31, 2008	(90,006)	4,952,396	(30,340)	31,424	987,236	5,850,710

Less: Distributions	-	-	-	-	(26,838)	(26,838)

Net Income (Loss)	(619,449)	(208,218)	(208,218)	(5,205)	(46,557)	(1,087,647)

Balance - December 31, 2009	(709,455)	4,744,178	(238,558)	26,219	913,841	4,736,225

Net Income (Loss)	280,729	101,242	188,465	2,867	30,346	603,649

Conversion of Options Exercised	296,028	-	648,159	-	(944,187)	-

Balance - December 31, 2010	$(132,698)	$4,845,420	$598,066	$29,086	$-	$5,339,874

The Accompanying Notes are an Integral Part of These Financial Statements.

PURE GAS PARTNERS, L.P. AND SUBSIDIARIES

Consolidated Statements of Cash Flow
Years Ended December 31, 2010 and 2009
	2010	2009

Cash Flows from Operating Activities
Net Income (Loss)	$603,649	$(1,087,647)

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation, Depletion, and Amortization	878,623	2,246,490
	59,269	59,269
Amortization of Bond Issuance Costs	69,042	69,041
(Increase) Decrease in:
Receivables	27,595	360,595
Prepaids and Other Assets	18,046	207,099
Increase (Decrease) in:
Accounts Payable - Trade	656,427	(277,126)
Accounts Payable - Revenue Distributions	(51,721)	(63,113)
Interest Payable	(13,625)	(11,125)
Deferred Revenues	162,394	-
Accrued Expenses	1,129	1,124
Net Cash Provided (Used) by Operating Activities	2,410,828	1,504,607

Cash Flows from Investing Activities
Capital Expenditures - Oil and Gas Properties	(1,579,929)	(1,119,030)
Capital Expenditures - Other	-	(53,595)
Net Cash Provided (Used) by Investing Activities	(1,579,929)	(1,172,625)

Cash Flows from Financing Activities
Net Borrowings (Payments) on Line of Credit	-	92,780
Payments to Bonds Payable	(490,000)	(500,000)
Payments to Reduce Creditors Payable	(122,895)	(330,133)
Distributions to the Noncontrolling Interest	-	(26,838)
Net Cash Provided (Used) by Financing Activities	(612,895)	(764,191)

Net Increase (Decrease) in Cash and Cash Equivalents	218,004	(432,209)

Cash and Cash Equivalents at Beginning of Year	757,119	1,189,328

Cash and Cash Equivalents at End of Year	$975,123	$757,119

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for interest	$408,307	$416,889

The Accompanying Notes are an Integral Part of These Financial Statements.

PURE GAS PARTNERS, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
Note A – Partnership Organization and Nature of Operations

Partnership Organization

Pure Gas Partners, L.P., (the Partnership) is a Texas limited partnership that was formed in 2002 to acquire all of the issued and outstanding common stock of Pure Energy Group, Inc., a Texas corporation, and to continue to acquire, develop, manage, lease and operate oil and gas properties. The Partnership owns a 99.99% limited partner interest in Pure Gas Partners II, L.P. (PGP II), a Texas limited partnership formed in 2004, with .01% general partner interest owned by Pure Energy Group, Inc. During 2010, the noncontrolling interest partners exercised their option to convert all minority interest shares into Class A and Class C shares. As of December 31, 2010, the Partnership had no noncontrolling interest partners.

Nature of Operations

The Partnership is an independent natural gas and oil company engaged in the exploration, development, exploitation, and acquisition of natural gas and oil reserves in North America. The Partnership’s primary area of focus is the State of New Mexico, particularly southeastern New Mexico.

Note B – Summary of Significant Accounting Policies

Basis of Accounting

The consolidated financial statements are prepared in conformity with generally accepted accounting principles (GAAP). Certain prior period amounts have been restated to conform to current year presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Partnership, Pure Energy Group, Inc., and Pure Gas Partners II, L.P. All significant intercompany accounts and transactions have been eliminated in consolidation.

Oil and Gas Properties

The Partnership uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, to drill and equip development wells and related asset retirement costs are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Capitalized costs of producing oil and gas properties, after considering estimated residual salvage values, are depreciated and depleted by the unit-of-production method.

PURE GAS PARTNERS, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
Note B – Summary of Significant Accounting Policies (Continued)

Oil and Gas Properties (Continued)

On the sale or retirement of a complete unit of a proved property, the cost, and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable - Production

Accounts receivable consist of amounts due from customers for oil and gas sales and are considered fully collectible by the Partnership as of December 31, 2010 and 2009. The Partnership determines when receivables are past due based on how recently payments have been received.

Revenue Recognition

The Partnership recognizes oil and natural gas revenue from its interests in producing wells as oil and natural gas is produced and sold from those wells.

Property and Equipment

Property, plant, and equipment are stated at cost. Depreciation of office furniture and equipment is provided using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS) based on estimated useful lives ranging from three to 15 years. These methods do not materially differ from generally accepted accounting principles. Depreciation expense was $29,859 and $38,271 for the years ended December 31, 2010 and 2009, respectively.

PURE GAS PARTNERS, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
Note B – Summary of Significant Accounting Policies (Continued)

Asset Retirement Obligations

The Partnership accounts for asset retirement obligations under the provisions of ASC 410, Asset Retirement and Environmental Obligations, which provides for an asset and liability approach to accounting for Asset Retirement Obligations (ARO). Under this method, when legal obligations for dismantlement and abandonment costs, excluding salvage values, are incurred, a liability is recorded at fair value and the carrying amount of the related oil and gas properties is increased. Accretion of liability is recognized each period using the interest method of allocation and the capitalized cost is depleted over the useful life of the related asset. Asset retirement obligations as of December 31, 2010 and 2009 were $508,588 and $449,319, respectively.

The following is a description of the changes to the Company’s asset retirement obligations for the years ended December 31, 2010 and 2009:

	2010	2009
Asset retirement obligations at beginning of year	$449,319	$390,050
Accretion expense	59,269	59,269
Asset retirement obligations at end of year	$508,588	$449,319

Income Taxes

The Partnership is not a taxable entity for federal or state income tax purposes. Accordingly, no income tax provision has been included in the financial statements related to the income of the partnership.

The Partnership’s subsidiary, Pure Energy Group, Inc., is a taxable corporation for which an income tax provision has been made in the accompanying financial statements. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities (See Note K).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Actual results could differ from those estimates and assumptions. Significant estimates include volumes of oil and gas reserves used in calculating depletion of proved oil and natural gas properties and costs to abandon oil and gas properties.

PURE GAS PARTNERS, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
Note B – Summary of Significant Accounting Policies (Continued)

Financial Instruments

The Partnership’s financial instruments include cash and cash equivalents, receivables, payables, and debt and are accounted for under the provisions of ASC Topic 825, Financial Instruments. The carrying amount of these financial instruments as reflected in the consolidated balance sheets, except for long-term, fixed-rate debt, approximates fair value. The Partnership estimates the fair value of its long-term, fixed-rate debt generally using discounted cash flow analysis based on the Partnership's current borrowing rates for similar types of debt.

Recently Issued Accounting Pronouncements
In December 2010, the FASB issued authoritative guidance amending the criteria for performing the second step of the goodwill impairment test for companies with reporting units with zero or negative carrying amounts. The amended guidance requires performance of the second step if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. This guidance is effective for fiscal years beginning after December 15, 2010, and for interim periods within that first reporting period. Early adoption is not permitted. We do not expect this guidance to have a significant impact on our consolidated financial position, results of operations or cash flows.

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurements.” ASU No. 2010-06 amends FASB Accounting Standards Codification (“ASC”) 820 and clarifies and provides additional disclosure requirements related to recurring and non-recurring fair value measurements and employers’ disclosures about postretirement benefit plan assets. This ASU is effective for interim and annual reporting periods beginning after December 15, 2009. The adoption of ASU 2010-06 did not have a material impact on the Partnership’s financial statements.

There were various other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Partnership’s financial position, results of operations or cash flows.

Correction of Prior Period Errors

In the Partnership’s 2009 financial statements, no amounts were recorded related to the asset retirement obligations associated with the dismantling and abandonment costs of wells. During 2010, the Partnership re-evaluated its obligations with respect to such costs and determined that a liability should be recorded for this amount. The correction of this error reduced 2009 net income by $78,772 and $214,527 was adjusted to beginning retained earnings as of January 1, 2009.
Asset retirement obligations were properly recorded for the fiscal year 2010 and as such there is no material impact to the year ended December 31, 2010.

Note C – Related Party Transactions

The Partnership paid $174,500 and $171,400 in consulting fees in 2010 and 2009, respectively, to BDR Consulting, Inc. (BDR), a member of CCJ/BDR Investments, L.L.C., who owns a combined 64.108% limited partner interest in the Partnership. The president of BDR serves on the Board of Directors and is the Chief Executive Officer of Pure Energy Group, Inc. In addition, the Partnership rents office space from BDR on a month-to-month basis. The Partnership paid BDR $18,000 and $24,000 in rental fees in 2010 and 2009, respectively.

PURE GAS PARTNERS, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
Note C – Related Party Transactions (Continued)

The Partnership has a development contract with Aztec Energy Partners I, L.P. (Aztec), whereby Aztec agreed to fund 100% of costs through completion on certain wells to be drilled in two counties in New Mexico. On certain wells, the Partnership owns a working interest. On those wells, Aztec will receive working interest and net revenue interest. Certain partners in Aztec are also indirect limited partners and members of the Board of Directors of the Partnership and its subsidiaries. During the years ended December 31, 2010 and 2009, the Partnership paid Aztec $356,145 and $287,318, respectively, for Aztec’s share of well income, net of related well costs, based on production. As of December 31, 2010 and 2009, the Partnership had a net payable to Aztec of $26,160 and $64,815, respectively.

Aztec Managing GP, LLC (Aztec MP) is the managing general partner of Aztec Energy Partners I, L.P. The principals of Aztec MP also serve on the Board of Directors of the Partnership. During the years ended December 31, 2010 and 2009, the Partnership paid Aztec MP $154,314 and $95,027, respectively, for Aztec MP’s share of well income, net of related well costs, based on production. As of December 31, 2010 and 2009, the Partnership had a net payable to Aztec MP of $23,721 and $36,786, respectively.

On September 28, 2010, the Partnership entered into a loan and security agreement with Doral Energy Corporation (“Doral Energy”) pursuant to which the Partnership loaned Doral Energy $250,000 with interest payable thereon at a rate of 5% per annum. Doral Energy agreed to make monthly installments of accrued interest beginning on November 1, 2010 and on the first day of each successive month thereafter, with a final payment of all remaining amounts payable under the Loan Agreement on account of principal and interest due on March 31, 2011. As of December 31, 2010, $250,000 was recorded as a related party receivable on the balance sheet and the Partnership recognized approximately $2,600 in interest income related to this loan.

Note D – Long-Term Debt

At December 31, 2010 and 2009, long-term debt consisted of the following items:

	2010	2009
7½% Debentures, Series 2005	$4,215,000	$4,705,000
Operating Lines of Credit	1,582,426	1,582,426
Total Long-term Debt	$5,797,426	$6,287,426

Operating Lines of Credit

As of December 31, 2010 and 2009, the borrowing base on the line of credit was $2,350,000 and $2,500,000, respectively. The interest rate is calculated at the greater of the Wall Street Prime Rate or 4%. The line of credit is collateralized by producing wells. As of December 31, 2010 and 2009, the outstanding balance on the line of credit was $1,582,426.

7½% Debentures, Series 2005

On March 1, 2005, Pure Energy Group, Inc. and its subsidiary Pure Gas Partners, II, L.P., issued 7 ½ % Debentures, Series 2005, in the principal amount of $5,500,000. The Debentures mature on March 1, 2015, with principal and interest payable semi-annually on March 1 and September 1.

The Debentures were used to (i) finance the final payments pursuant to a Second Plan of Reorganization approved by the United States Bankruptcy Court in 2002; (ii) to pay off the outstanding balance of an operating line of credit; (iii) to provide working capital; and (iv) to fund capitalized interest on the Debentures through September 1, 2005. The Debentures are secured by all revenues of the issuer and all money held in the funds and accounts created under the Indenture (except the Costs of Issuance Account).

PURE GAS PARTNERS, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
Note D – Long-Term Debt (Continued)

Repayment of Long-Term Debt

Aggregate long-term debt, consisting of the 7½% Debentures, Series 2005, is estimated to be repayable annually as follows:

2011	660,000
2012	830,000
2013	1,020,000
2014	1,175,000
2015	530,000
Total	$4,215,000

As permitted by the bond debt agreement, the Partnership can purchase these bonds back on the open market. Bonds held by the Partnership at December 31, 2010 and December 31, 2009 totaled $185,000 and $155,000, respectively. These bonds were purchased at a discount of $169,855 and $140,212 during 2010 and 2009, respectively. The bonds held by the Partnership are shown as a reduction of bonds payable on the balance sheet as follows:

	2010	2009
Bonds Payable	$4,400,000	$4,860,000
Less: Bonds held by the Partnership	(185,000)	(155,000)
Total	$4,215,000	$4,705,000

Note E – Creditors Payable

In 2002, the prior owner of Pure Energy Group, Inc. filed a petition for reorganization with the United States Bankruptcy Court. According to the Plan of Reorganization, three other creditors are to receive a combined amount of approximately $3,000,000 for their claims out of future net revenues of Pure Energy Group, Inc. (defined as revenues from producing wells net of lease operating expenses and other direct costs). During 2003, two of these creditors reduced the amount of debt owed to them by $150,000 each since Pure Energy Group, Inc., at the creditors’ requests, paid a third party in the amount of $300,000 on their behalf.

The net revenue distribution due to creditors in 2011 based on 2010 net revenues is $150,000 as of December 31, 2010 and is presented as a current liability. The net revenue to creditors in 2010 based on 2009 net revenues was $162,500 as of December 31, 2009 and was presented as a current liability. As of December 31, 2010 and 2009, the creditors’ payable balance was $1,806,305 and $1,929,200, respectively.

PURE GAS PARTNERS, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
Note F – Operating Leases

During 2010 the Partnership had a non-cancelable operating lease for office space expiring in June 2014. As of December 31, 2010, the remaining future minimum lease payments under the existing lease are as follows:

Year Ending December 31,	Operating Lease
2011	$48,750
2012	50,000
2013	51,250
2014	26,250
2015	-
Total Minimum Lease Payments	$176,250

Rent expense related to leases for the years ended December 31, 2010 and 2009 was $47,781 and $40,426, respectively.

Note G – Major Customers

Sales to five customers comprised 85% and 82% of the Partnership’s total oil and gas revenues for the fiscal years ended December 31, 2010 and 2009, respectively.

In the exploration, development, and production business, production is normally sold to relatively few customers. Substantially all of the Partnership’s customers are concentrated in the oil and gas industry and revenue can be materially affected by current economic conditions and the price of certain commodities such as natural gas and crude oil, the cost of which is passed through to the customer. However, based on current demand for natural gas and crude oil and the fact that alternate purchasers are readily available, management believes that the loss of any major purchasers would not have a long-term material adverse effect on operations.

Note H – Commitments and Contingencies

The Partnership is subject to federal and state laws and regulations relating to the protection of the environment. Environmental risk is inherent to oil and natural gas operations and the Partnership could be subject to environmental cleanup and enforcement actions. The Partnership manages this environmental risk through appropriate environmental policies and practices to minimize the impact to the Partnership.

From time to time, the Partnership is a party to various legal proceedings arising in the ordinary course of business. The Partnership is not currently a party to any proceeding that it believes could have a material adverse effect on the Partnership’s financial condition, results of operation or cash flows.

PURE GAS PARTNERS, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
Note I – Goodwill

Goodwill is assigned to the Partnership as a result of the acquisition in 2002 of all of the issued and outstanding common stock of Pure Energy Group, Inc. This asset is reviewed annually for possible impairment resulting from the occurrence of events or circumstances that indicate the Partnership’s carrying amount is greater than its fair value. Management has determined that no additional impairment has occurred during the years ended December 31, 2010 and 2009. Accordingly, no adjustment for impairment has been recorded.

Note J – Concentration of Credit Risk

Financial instruments that potentially subject the Partnership to the concentration of credit risk consist primarily of cash and cash equivalents. Cash balances exceeded FDIC insurance protection levels by approximately $361,750 at December 31, 2010, and at certain points throughout the year, subjecting the Partnership to risk related to the uninsured balance. The Partnership’s deposits are held at large established bank institutions and it believes that the risk of loss associated with these uninsured balances is remote.

The Partnership also maintains cash balances with two investment brokerage firms that are protected by the Securities Investor Protection Corporation (SIPC) up to $250,000. In addition to the SIPC coverage, one of the investment brokerage firms provides supplemental coverage in excess of SIPC through an insurance policy that covers cash balances up to $500,000. The cash balance at the other investment brokerage firm is held in a FDIC-Insured Deposit Account and is also protected by a supplemental coverage insurance policy that covers cash balances up to $124,500,000. As of December 31, 2010 and 2009, the Partnership’s cash balance with these investment brokerage firms did not exceed the combined coverage.

Note K – Federal Income Tax

The accompanying financial statements include a provision for federal income tax related to the Partnership’s taxable subsidiary, Pure Energy Group, Inc (PEG).

PURE GAS PARTNERS, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
Note K – Federal Income Tax

The provision for income tax consists of the following:

	2010	2009
Current:
Consolidated Income (Loss)	$603,649	$(1,087,647)
Less: Pass-Through (Income) Loss – PGP II	243,748	(920,062)
PEG Income (Loss)	359,901	(167,585)
Federal Statutory Rate	15%	15%
Current Tax Expense (Benefit)	53,985	(25,138)

Deferred:
Increase (Decrease) in Valuation Allowance	(53,985)	25,138
Deferred Tax Expense (Benefit)	(53,985)	25,138
Net Tax (Benefit) Expense	$—	$—

Deferred tax assets consist of the following:

	2010	2009
Operating Loss Carryforwards at Beginning of Year	$77,848	$52,710
Benefit (Expense)	(53,985)	25,138
	23,863	77,848
Less Valuation Allowance	(23,863)	(77,848)
Tax Asset at End of Year	$—	$—

Deferred tax assets decreased by $53,985 to $23,863 at December 31, 2010 due to the current year generation of loss carryforwards that can be used to offset future taxable income. At December 31, 2009, deferred tax assets increased by $25,138 to $77,848 due to the utilization of loss carryforwards to offset the 2009 taxable income. However, as of December 31, 2010 and 2009, the deferred tax assets have been fully allowed for due to the continued uncertainty of whether the tax benefits will ever be realized. The deferred tax assets balance at December 31, 2009 was adjusted to actual per the 2009 income tax return. As the deferred tax assets are fully allowed for due to the reason mentioned above, this adjustment had no effect on prior year net income.

As of December 31, 2010, Pure Energy Group, Inc. had net operating loss (NOL) carryforwards totaling $518,987 that may be used to offset future taxable income. These NOL carryforwards expire as follows:

December 31,	Amount
2023	$351,402
2029	167,585
Total NOL Carryforwards	$518,987

PURE GAS PARTNERS, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
December 31, 2010 and 2009
Note M – Series B Convertible Preferred Partnership Interest

In October 2006, PGP II, a subsidiary of the Partnership, issued Series B Convertible Preferred Partnership Interests (the Interests) to Armendaris Holdings, LLC (Armendaris) for a 3.617% ownership interest in PGP II.

The Interests have a preferential right for return of the invested principal from cash flow of PGP II and also a preferential right in the case of liquidation or dissolution of PGP II. The Interests do not have any dividend preference or any preferential stated return, interest rate, or dividend that accrues or is payable with respect to the units purchased. The Interests are callable, at the option of PGP II, at anytime between 90 days following drilling completion of a core test well on the Armendaris Ranch and September 30, 2010, at 100% of the face value of the funding.

In October 2010, Armendaris exercised its option to convert the Interests into Series A Limited Partnership Interest of PGP II at a valuation of $30,000,000. As a result of the exercise, all existing noncontrolling interests held by Armendaris were converted to Class C Shares. In addition, all other noncontrolling interest partners exercised their option to convert their interests to Class A Shares. As a result, the partnership no longer had minority interest holders as of December 31, 2010.

Note N – Subsequent Events

The Partnership has evaluated subsequent events through April 7, 2011, the date which the financial statements were available to be issued. Effective January 3, 2011, the Partnership entered into a merger agreement with Doral Energy. Pursuant to the provisions of the Merger Agreement, all of the Partnership’s oil and gas assets were transferred to Pure Energy Group, Inc. Pure Energy Group, Inc. was then merged with and into Doral Acquisition Corp. (“Doral”) with Doral continuing as the surviving corporation. Upon completion of the Merger, the outstanding shares of Pure Energy Group, Inc. were converted into an aggregate of 9,981,536 shares of the Company’s common stock. As a result of the Merger, Pure Energy Group, Inc. owns approximately 80% of Doral’s total outstanding shares on a fully diluted basis, with Doral’s previous stockholders owning the remaining 20%.

Part II

Information Not Required In the Prospectus

Item 13. Other Expenses Of Issuance And Distribution

The estimated costs of this offering are as follows:

Securities and Exchange Commission registration fee	$1,649
Printing and filing fees	$3,500
Accounting fees and expenses	$2,000
Legal fees and expenses	$30,000
Total	$37,149

All amounts are estimates, other than the Commission's registration fee.  We are paying all expenses of the offering listed above.  No portion of these expenses will be borne by the selling stockholders.  The selling stockholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

Item 14. Indemnification of Directors and Officers

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

Under the governing Nevada statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation.  Our articles of incorporation do not contain any limiting language regarding director immunity from liability.  Excepted from this immunity are:

1.	a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest;

2.	a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);

3.	a transaction from which the director derived an improper personal profit; and

4.	willful misconduct.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless:

1.	such indemnification is expressly required to be made by law;

2.	the proceeding was authorized by our Board of Directors;

3.	such indemnification is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law; or;

4.	such indemnification is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the company, or is or was serving at the request of the company as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any  director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under our bylaws or otherwise.

Our bylaws provide that no advance shall be made by us to an officer of the company, except by reason of the fact that such officer is or was a director of the company in which event this paragraph shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the company.

Item 15. Recent Sales of Unregistered Securities

Effective May 31, 2011, the Company issued 50,000 shares of common stock to RedChip Companies, Inc. pursuant to Section 4(2) of the Securities Act.  These shares were issued to RedChip Companies, Inc. as compensation for its services in connection with the preparation and distribution of an analyst’s report and the providing of other investor relations services.  All other unregistered sales of our equity securities made have been reported in our periodic reports filed with the SEC.

Item 16. Exhibits

The Exhibit List is provided following the signatures hereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

1.           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.; and

(c) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any  material change to such information in the registration statement.

2.           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.           To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

For purposes of determining liability under the Securities Act for any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Antonio, Texas on August 2, 2011.

CROSS BORDER RESOURCES, INC.

By:	/s/ Everett Willard Gray, II
	Name:	Everett Willard Gray, II
	Title:	Chief Executive Officer and Principal Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned officers and directors of Cross Border Resources, Inc., a Nevada corporation (the “Corporation”), hereby constitute and appoint Everett Willard Gray, II, the true and lawful agent and attorney-in-fact of the undersigned with full power and authority in said agent and attorney-in-fact, to sign for the undersigned and in his name as an officer or director of the Corporation, any and all amendments (including post-effective amendments) to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and with full power of substitution; hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Lawrence J. Risley	President, Chief Operations Officer and a Director	July 25, 2011

/s/ P. Mark Stark	Chief Financial Officer and Principal Financial and Accounting Officer	July 25, 2011

/s/ Brad E. Heidelberg	Director	July 25, 2011

/s/ Richard F. LaRoche Jr.	Director	July 24, 2011

/s/ John Hawkins	Director	July 25, 2011

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits
2.1	Agreement and Plan of Merger entered into on December 2, 2010 among Doral Energy Corp., Doral Acquisition Corp., Pure Gas Partners II, L.P. and Pure Energy Group, Inc. (14)
2.2
Agreement and Plan of Merger entered into on December 24, 2010 between Doral Acquisition Corp. (as subsidiary merging entity) and Doral Energy Corp. (as parent surviving entity) with the surviving entity changing its name to Cross Border Resources, Inc. (16)

3.1	Articles of Incorporation.(1)
3.2	Certificate of Change Pursuant to NRS 78.209 increasing the authorized capital of common stock to 2,500,000,000 shares, par value $0.001 per share (25-for-1 Stock Split).(3)
3.3	Articles of Merger between Language Enterprises Corp. (as surviving entity) and Doral Energy Corp. (as merging entity).(4)
3.4	Certificate of Change Pursuant to NRS 78.209 decreasing the authorized capital of common stock to 400,000,000 shares, par value $0.001 per share (1-for-6.25 Reverse Split).(5)
3.5	Certificate of Change Pursuant to NRS 78.209 increasing the authorized capital of common stock to 2,000,000,000 shares, par value $0.001 per share (5-for-1 Stock Split).(6)
3.6	Certificate of Change Pursuant to NRS 78.209 decreasing the authorized capital of common stock to 36,363,637 shares, par value $0.001 per share (1-for-55 Stock Split). (15)
3.7	Certificate of Merger between Doral Acquisition Corp. (as merging entity) and Doral Energy Corp. (as surviving entity). (16)
3.8	Articles of Merger between Doral Acquisition Corp. (as merging entity) and Doral Energy Corp. (as surviving entity). (16)
3.9	Bylaws.(1)
4.1	Trust Indenture of Pure Energy Group, Inc. and Pure Gas Partners II, L.P. assumed by the Company. (16)
4.2	Form of Common Stock Warrant
5.1	Legal Opinion as to the legality of the securities being registered
10.1	Loan and Cancellation of Convertible Note Agreement between Doral Energy Corp. and Edward Ajootian dated March 3, 2010.(7)
10.2	Debt Settlement Agreement with War Chest Multi-Strategy Fund, LLC dated March 8, 2010.(7)
10.3	Amendment Agreement dated March 12, 2010 to Debt Settlement Agreement with War Chest Multi- Strategy Fund, LLC.(7)
10.4	Release and Settlement Agreement between Doral Energy Corp. and Macquarie Bank Limited dated March 8, 2010.(7)
10.5	Purchase and Sale Agreement dated April 30, 2010 between Doral Energy Corp. and Alamo Resources LLC.(8)
10.6	Purchase and Sale Agreement dated June 14, 2010 between Doral Energy Corp., John R. Stearns and John R. Stearns Jr.(9)
10.7	Amended and Restated 2009 Stock Incentive Plan.(10)
10.8	Debt Settlement Agreement dated September 16, 2010 between the Company and War Chest Multi- Strategy Fund, LLC.(11)
10.9	Debt Settlement Agreement dated September 16, 2010 between the Company and Barclay Lyons, LLC.(11)
10.10	Separation Agreement dated June 15, 2010 between Doral Energy Corp. and H. Patrick Seale.(12)
10.11	Debt Settlement Agreement dated November 24, 2010 between the Company and WS Oil & Gas Limited.(13)
10.12	Amended and Restated Credit Agreement between Cross Border Resources, Inc. and Texas Capital Bank, N.A. dated January 31, 2011.(18)
10.13	Employment Agreement with Everett Willard “Will” Gray II.(19)
10.14	Nonqualified Stock Option Award Agreement with Everett Willard “Will” Gray II.(19)
10.15	Employment Agreement with Lawrence J. Risley.(19)

10.16	Nonqualified Stock Option Award Agreement with Lawrence J. Risley.(19)
10.17	Employment Agreement with P. Mark Stark.(19)
10.18	Nonqualified Stock Option Award Agreement with P. Mark Stark.(19)
10.19	Consulting Agreement with BDR, Inc.(19)
10.20	Nonqualified Stock Option Award Agreement with BDR, Inc.(19)
10.21	Loan Agreement by and between Green Shoe Investments Ltd. and the Company.(20)
10.22	Promissory Note to Green Shoe Investments Ltd.(20)
10.23	Loan Agreement by and between Little Bay Consulting SA and the Company.(20)
10.24	Promissory Note to Little Bay Consulting SA.(20)
10.25	Separation Agreement and Release with BDR, Inc. (21)
16.1	Letter of Malone Bailey, LLP (Former Principal Independent Accountants).(17)
21.1	List of Subsidiaries
23.1	Consent of Darilek, Butler & Associates PLLC
23.2	Consent of Williams & Anderson PLC, included in Exhibit 5.1
23.3	Consent of Joe C. Neal & Associates, Inc.
24.1	Power of Attorney (included in signature block to registration statement)
99.1	Estimated Reserves and Future Net Revenue as of August 1, 2010, Attributable to Interests Owned by Doral Energy, Corp. In Certain Properties Located in Texas (SEC Case).(12)
99.2	Evaluation of Oil and Gas Reserves of Pure Energy Group, Inc., Effective Date: August 1, 2010

(1)	Filed as an exhibit to our Registration Statement on Form SB-2 filed on September 11, 2006.
(2)	Filed as an exhibit to our Annual Report on Form 10-KSB for the year ended July 31, 2007 filed on October 30, 2007.
(3)	Filed as an exhibit to our Current Report on Form 8-K filed on January 9, 2008.
(4)	Filed as an exhibit to our Current Report on Form 8-K filed on April 28, 2008.
(5)	Filed as an exhibit to our Current Report on Form 8-K filed on January 29, 2009.
(6)	Filed as an exhibit to our Current Report on Form 8-K filed on September 14, 2009.
(7)	Filed as an exhibit to our Quarterly Report on Form 10-Q filed on March 22, 2010.
(8)	Filed as an exhibit to our Current Report on Form 8-K filed on May 6, 2010.
(9)	Filed as an exhibit to our Current Report on Form 8-K filed on June 18, 2010.
(10)	Filed as an exhibit to our Current Report on Form 8-K filed on July 30, 2010.
(11)	Filed as an exhibit to our Current Report on Form 8-K filed on October 1, 2010.
(12)	Filed as an exhibit to our Annual Report on Form 10-K filed on November 15, 2010.
(13)	Filed as an exhibit to our Current Report on Form 8-K filed on December 1, 2010.
(14)	Filed as an exhibit to our Current Report on Form 8-K filed on December 6, 2010.
(15)	Filed as an exhibit to our Current Report on Form 8-K filed on December 29, 2010
(16)	Filed as an exhibit to our Current Report on Form 8-K filed on January 7, 2011
(17)	Filed as an exhibit to our Current Report on Form 8-K filed on January 19, 2011
(18)	Filed as an exhibit to our Current Report on Form 8-K filed on February 8, 2011
(19)	Filed as an exhibit to our Current Report on Form 8-K filed on March 25, 2011
(20)	Filed as an exhibit to our Current Report on Form 8-K filed on April 28, 2011
(21)	Filed as an exhibit to our Current Report on Form 8-K filed on June 3, 2011